Filed Pursuant To Rule 424B3
Registration No. 333-85632

PROSPECTUS

Hypertension Diagnostics, Inc.

Offering of 2,356,073 Redeemable Class B Warrants

to Purchase Common Stock

•	This offering is to the holders of our Redeemable Class A Warrants (“Class A Warrant”) and the holders of our Units, which consist of one share of Common Stock and one Class A Warrant. In this prospectus, when we refer to a “holder of a Class A Warrant,” we mean both the Unit holders and the Class A Warrant holders who are eligible to participate in this offering.

•	This offering is only to eligible holders of a Class A Warrant. Class A Warrant holders who reside in certain states must own at least one share of our Common Stock to be considered an eligible holder.

•	We are offering to each eligible holder of a Class A Warrant, which we issued in connection with our 1998 initial public offering, who properly exercises that holder’s Class A Warrant on or after the date hereof and on or before 5:00 p.m. Central Time on August 7, 2002, one new Common Stock purchase warrant, namely, a Redeemable Class B Warrant (“Class B Warrant”). The Class B Warrant will enable the Class B Warrant holder to acquire the same number of shares of Common Stock the Class B Warrant holder acquired upon proper exercise of that holder’s Class A Warrant, on or after the date of this Prospectus and on or before 5:00 p.m. Central Time on August 7, 2002.

•	An eligible Class A Warrant holder who properly exercises a Class A Warrant within the offering period prescribed herein will pay no consideration for the issuance of the Class B Warrant.

•	In connection with this offering, we are reducing the respective exercise prices of the Class A Warrant and the Class B Warrant. This reduction in the exercise price of each warrant will begin on the date of this prospectus and continue until the respective expiration dates of the Class A Warrant and the Class B Warrant. The exercise price per share of our Common Stock issuable upon exercise of the Class A Warrant will be reduced from $5.15 to $1.80. The exercise price per share of our Common Stock issuable upon exercise of the Class B Warrant will be reduced from $5.85 to $2.00.

•	As of June 4, 2002, we had 2,356,073 Class A Warrants outstanding. Each Class A Warrant entitles the holder to receive one share of our Common Stock upon exercise at an exercise price of $1.80 per Class A Warrant. The expiration of the Class A Warrants has been extended from July 22, 2002 to August 7, 2002, the expiration of the offering period. The Class A Warrants are redeemable by us for $.01 per Class A Warrant provided that the closing bid price of our Common Stock exceeds $6.50 (subject to adjustment) for 14 consecutive trading days.

•	As of June 4, 2002, we had 395,618 Class B Warrants outstanding. Each Class B Warrant entitles the holder to receive one share of our Common Stock upon exercise at an exercise price of $2.00 per share. The Class B Warrants expire on January 23, 2006. Each Class B Warrant is redeemable by us for $.01 per Class B Warrant provided that the closing bid price of our Common Stock exceeds $13.50 for 5 consecutive trading days.

•	In connection with this offering of the Class B Warrants, we are also registering 2,356,073 shares of our Common Stock. These are the shares of Common Stock that will be issued to the Class B Warrant holders upon exercise of the Class B Warrants.

•	Our traded securities are listed on The Nasdaq SmallCap Market. Our Common Stock is traded under the symbol “HDII.” On June 4, 2002, the closing bid price for our Common Stock was $1.00. Our Class A Warrants are traded under the symbol “HDIIW.” On June 4, 2002, the closing bid price for our Class A Warrants was $.25. Our Class B Warrants are traded under the symbol “HDIIZ.” On June 4, 2002, the closing bid price for our Class B Warrants was $.55. Our Units, which consist of one share of Common Stock and one Class A Warrant, are traded under the symbol “HDIIU.” On June 4, 2002, the closing bid price for our Units was $1.00.

•	This Class B Warrant offering will terminate at 5:00 p.m. Central Time on August 7, 2002.

This investment is speculative and involves a high degree of risk. Please see “Risk Factors” beginning on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated June 6, 2002

WHERE YOU CAN FIND MORE INFORMATION AND INCORPORATION BY REFERENCE
SUMMARY
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
BUSINESS
MARKETING, SALES AND DISTRIBUTION
USE OF PROCEEDS
PLAN OF DISTRIBUTION
DESCRIPTION OF SECURITIES
DESCRIPTION OF OTHER SECURITIES
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
LEGAL OPINIONS
EXPERTS
INDEMNIFICATION

PROSPECTUS

WHERE YOU CAN FIND MORE INFORMATION
AND INCORPORATION BY REFERENCE

      We filed a registration statement on Form S-3 with the Securities and Exchange Commission (“SEC”) for this offering. This prospectus does not contain all of the information in the registration statement. In addition, we file annual, quarterly and special reports, proxy statements and other information with the SEC. The registration statement and our other SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy the registration statement and any other document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Alternatively, you may obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

      We “incorporate by reference” into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference the documents listed below, and any filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this prospectus and before the time that we sell all the securities offered by this prospectus:

•	Annual report on Form 10-KSB for the year ended June 30, 2001;

•	Quarterly report on Form 10-QSB for the quarters ended September 30, 2001, December 31, 2001 and March 31, 2002;

•	Definitive proxy statement for our annual meeting of shareholders held on December 10, 2001;

•	Current Reports on Form 8-K: (a) filed on March 19, 2002 regarding our consent to the sale of certain shares of our Common Stock restricted by that certain Letter Agreement dated as of October 19, 2001 from Jens Dalsgaard, The Anthony D. and Leslie T. Altavilla Revocable Trust, UTA 03/06/2001 and Jeff Lamberson; (b) filed on March 28, 2002 announcing the closing of a private placement of 8% Convertible Notes due March 17, 2005 in the principal amount of $2,000,000; (c) filed on May 1, 2002 announcing the effectiveness of a Registration Statement relating to the resale of 1,970,000 shares of our Common Stock; and (d) filed on May 22, 2002 announcing the effectiveness of a Registration Statement relating to the resale of 1,750,000 shares of our Common Stock:

•	The description of our Common Stock in our Registration Statement on Form SB-2, as originally filed on May 19, 1998 (File No. 333-53025), and subsequently amended, including any amendment or report filed for the purpose of updating the description; and

•	The description of our Unit and Redeemable Class A Warrant in our Registration Statement on Form SB-2, as originally filed on May 19, 1998 (File No. 333-53025), and subsequently amended and the description of our Redeemable Class B Warrant in our Registration Statement on Form S-3, as originally filed on January 4, 2001 (File No. 333-53200), including any amendment or report filed for the purpose of updating the descriptions.

      You may request a copy of these filings at no cost, by writing to or telephoning us at:

Hypertension Diagnostics, Inc.

2915 Waters Road, Suite 108
Eagan, Minnesota 55121-1562
(651) 687-9999
Attention: Chief Financial Officer

      You may also contact us via our web site at http://www.hdii.com.

      You should rely only on the information included or incorporated by reference in this prospectus. Information contained on our web site is not part of this prospectus. We have not authorized anyone else to provide you with different information. We are only offering these securities in states where the offer is permitted. You should not assume that the information in this prospectus is accurate as of any date other than the dates on the front of this document. Information on our web site is not a part of this prospectus.

SUMMARY

      This summary highlights information found elsewhere in the prospectus. Because this is a summary, it does not contain all of the information that may be important to you. Please read the entire prospectus carefully before you decide to invest.

      The Business. Hypertension Diagnostics, Inc. is engaged in the design, development, manufacture and marketing of proprietary medical devices that it believes non-invasively detect subtle changes in the elasticity of both large and small arteries. Vascular compliance or arterial elasticity has been investigated for many years and clinical studies suggest that a lack of arterial elasticity is an early indicator of vascular disease.

      We are currently marketing two versions of our Product: the HDI/PulseWaveTM CR-2000 Research CardioVascular Profiling System and the CVProfilor® DO-2020 CardioVascular Profiling System. We also plan to market the CVProfilor® MD-3000 CardioVascular Profiling System in the near future.

•	The CR-2000 Research System is being marketed worldwide, has a medical device CE Mark (CE0123) which allows it to be marketed as a medical device in the European Union and is being marketed “for research purposes only” in the United States (that is, not for screening, diagnosing, or monitoring the treatment of patients).

•	The CVProfilor® DO-2020 System is being marketed to primary care physicians and other health care professionals on a “per-patient-tested” rental basis. Utilizing our Central Data Management Facility (“CDMF”), we are able to track utilization of the CVProfilor® DO-2020 System in each physician’s office and medical clinic and to invoice our physician customers based on the number of CardioVascular Profile Reports (CVProfileTM Reports) which they generate each month. We anticipate that marketing the CVProfilor® DO-2020 System under a “per-patient-tested” rental program as opposed to a capital sale approach will allow us to accelerate the rate of Product acceptance in the medical marketplace. We also anticipate that this marketing approach should allow physician usage fees to eventually generate the majority of our revenues.

•	The CVProfilor® MD-3000 System will provide physicians outside the United States with important cardiovascular parameters, which we believe will provide clinically beneficial information useful in screening patients who may be at risk for future cardiovascular disease, provide assistance to physicians with their diagnosis of patient cardiovascular diseases, and allow for monitoring the effectiveness of various treatments of patients with diagnosed cardiovascular disease. The CVProfilor®MD-3000 System requires that we obtain a CE Mark in order for it to be marketed within European Union countries and will require certain regulatory approval for it to be marketed in other countries throughout the world.

      Our company was incorporated in 1988 under the laws of the State of Minnesota. Our main office is located at 2915 Waters Road, Suite 108, Eagan, Minnesota 55121-1562. Our telephone number is (651) 687-9999 and our fax number is (651) 687-0485.

      Securities Offered. We are offering a Class B Warrant to each eligible holder of record of the Class A Warrant we issued in connection with our initial public offering. We had 2,356,073 Class A Warrants and 395,618 Class B Warrants issued and outstanding as of June 4, 2002. Each Class A Warrant entitles the holder to receive one share of our Common Stock upon exercise at an exercise price of $1.80 per Class A Warrant. The expiration of the Class A Warrants has been extended from July 22, 2002 to August 7, 2002, the expiration of the offering period. The Class A Warrants are redeemable by us for $.01 per warrant provided that the closing bid price of our Common Stock exceeds $6.50 (subject to adjustment) for 14 consecutive trading days. We will issue one Class B Warrant at no additional cost to those eligible holders of the Class A Warrants who properly exercise them on or before 5:00 p.m. Central Time on August 7, 2002, the termination date of this offering. The Class B Warrant expires January 23, 2006, and the exercise price of the Class B Warrant is $2.00. The offering period began on the date of this prospectus and will continue until 5:00 p.m. Central Time on August 7, 2002.

      Limitations on Class A Warrant Holders Who May Participate in This Offering. Only eligible holders of a Class A Warrant may participate in this offering. Because of state securities laws, residents of all states except Ohio and Texas must own at least one share of our Common Stock, in addition to the Class A Warrant, to be considered an eligible Class A Warrant holder. Further, Class A Warrant holders who do not qualify as institutional investors (as that term is defined by California laws and regulations) and who reside in California are not eligible to participate in this offering.

      Basic Warrant Privilege. Each Class B Warrant entitles its holder to purchase one share of Common Stock, at an exercise price of $2.00 per share, subject to adjustment, at any time prior to January 23, 2006, the expiration date of the Class B Warrant.

      Redemption of Warrant. We may redeem the Class B Warrants for $.01 each if the closing bid price of our Common Stock meets or exceeds $13.50 for 5 consecutive trading days. We must notify the holders of our Class B Warrants at least 30 days prior to the redemption date. All Class B Warrants redeemed by us will expire and not be exercisable after the redemption date.

      Purpose of the Offering. We are offering these Class B Warrants to the holders of our Class A Warrants who properly exercise those Class A Warrants on or before 5:00 p.m. Central Time on August 7, 2002. The exercise of the Class A Warrants will provide us with proceeds for use in our operations and will strengthen our capitalization.

      Use of Proceeds. Because we are not issuing the Class B Warrants for cash consideration, we will receive no direct proceeds from the issuance of the Class B Warrants. However, we will receive proceeds from the exercise of the Class A Warrants. We intend to use the proceeds from the exercise of the Class A Warrants, in order of priority, for marketing and sales, working capital, purchases of equipment and Product assembly, research and development, repayment of debt and other general corporate purposes.

      Eligibility Date. Eligible holders of Class A Warrants properly exercising the Class A Warrants during the term of this offering will receive Class B Warrants.

      Offering Expiration Date. Beginning on the date of this prospectus, eligible holders of the Class A Warrants may exercise their rights to obtain Class B Warrants in this offering at any time until 5:00 p.m. Central Time on August 7, 2002.

      Ability to Become a Class B Warrant Holder After August 7, 2002. The expiration date of this offering and of the Class A Warrants is August 7, 2002. The Class B Warrants may be purchased during and after this offering on the open market at the then-prevailing market prices. The Class B Warrants are traded on The Nasdaq SmallCap Market under the symbol “HDIIZ.”

      Nasdaq Symbols. Our securities which are traded are listed on The Nasdaq SmallCap Market. Our Common Stock is traded under the symbol “HDII.” Our Class A Warrants are traded under the symbol “HDIIW.” Our Class B Warrants are traded under the symbol “HDIIZ.” Our Units, which consist of one share of Common Stock and one Class A Warrant, are traded under the symbol “HDIIU.”

      Transferability of Rights. The Class A Warrants issued and Class B Warrants issued or to be issued in this offering are transferable.

      Shares of Common Stock Authorized and Outstanding. We have 25,000,000 shares of Common Stock authorized, $.01 par value, of which 6,240,381 shares are issued and outstanding as of June 4, 2002. We have 5,000,000 shares of Preferred Stock authorized, $.01 par value per share, none of which are issued and outstanding. We also have outstanding options, warrants and underwriter and private placement warrants (excluding the Class A Warrants and Class B Warrants) that entitle the holders to purchase a total of 3,051,581 shares of Common Stock at prices ranging from $1.70 to $10.00 per share. These options and warrants vest at varying rates and expire on various dates during the period from 2003 through 2011. On March 27, 2002, we announced that we had completed the private placement of 8% Convertible Notes due March 27, 2005 in the principal amount of $2,000,000 (the “Notes”). The principal amount of the Notes is convertible into shares our Common Stock at a conversion price of $2.5072 as of March 27, 2002. This conversion price is subject to downward adjustment any time the closing bid price of our Common Stock is less than $2.5072 for twenty consecutive trading days. The new conversion price will be 80% of the average of the closing bid prices for the last five trading days of any such twenty consecutive trading day period.

      Securities Outstanding After This Offering. If all 2,356,073 of the outstanding Class A Warrants are exercised in connection with this offering, we will have 8,596,454 shares of Common Stock outstanding after the offering and 2,751,691 Class B Warrants outstanding. We will have 11,348,145 shares of Common Stock outstanding upon full exercise of the Class B Warrants.

      Federal Income Tax Consequences of the Warrant Offering. Class A Warrant holders will not recognize taxable income for federal income tax purposes in connection with their receipt of the Class B Warrants in this offering. See “Material United States Federal Income Tax Considerations.”

      Transfer Agent. U.S. Bank, N.A. Milwaukee, Wisconsin, is our transfer agent.

      Questions About This Offering; Contact Information. If Class A Warrant holders have questions about the terms of this offering, Class A Warrant holders may contact James S. Murphy, our Senior Vice President, Finance and Administration and Chief Financial Officer at (651) 687-9999. If Class A Warrant holders have further questions about how to exercise the Class A or Class B Warrant, need forms or have other questions on the mechanics of exercising a Class A or Class B Warrant, Class A Warrant holders may contact their broker or contact the Investor Services Unit at US Bank, N.A. at 1-800-637-7549.

      Risk Factors. Please see “Risk Factors” for a discussion of certain risks that you should consider when determining whether to invest in this offering.

RISK FACTORS

      This offering involves a high degree of risk. You should carefully consider the risks described below and the other information contained in this prospectus before deciding to invest in our Class B Warrants.

Risks Related to Our Business

      We are presently generating only minimal revenues. We cannot assure you that we will ever be able to generate significant revenues, attain or maintain profitable operations or successfully implement our business plan or current development opportunities. As of March 31, 2002, we had an accumulated deficit of $(15,861,575) attributable primarily to research and development endeavors, sales and marketing activities, and general and administrative expenses. Until we are able to generate significant revenue from our business activities, we expect to continue to incur operating losses.

      We are marketing two versions of our Product: the HDI/PulseWaveTM CR-2000 Research CardioVascular Profiling System and the CVProfilor® DO-2020 CardioVascular Profiling System. We intend to market a third version: the CVProfilor® MD-3000 CardioVascular Profiling System. We believe that the CR-2000 Research System, intended for research use only in the U.S. (that is, not for screening, diagnosing or monitoring the treatment of patients), does not require FDA clearance to market, and marketing and distribution activities have commenced in the U.S. as well as internationally. The CVProfilor® DO-2020 System, intended for use only by U.S. physicians and other health care providers to screen patients for the presence of underlying vascular disease, is an FDA regulated medical device. On November 1, 2000, we obtained FDA clearance to market the CVProfilor® DO-2020 System and while we expect the CVProfilor® DO-2020 System to generate the majority of our revenues in the future, to date, it has generated only minimal revenues.

      The likelihood of our success must be considered in view of the expenses, difficulties and delays that businesses like ours frequently encounter and the competitive environment in which we operate. Our profitability is dependent in large part on gaining market acceptance of our Product, developing distribution channels, maintaining the capacity to manufacture and sell our Product efficiently and successfully, and the continuation of third party reimbursement. We cannot assure you that we will successfully meet any or all of these goals.

      We must successfully market and produce the CVProfilor® DO-2020 System in order to generate revenues. On November 1, 2000, we obtained FDA approval to market the CVProfilor® DO-2020 System. While we have developed a plan for the marketing of the CVProfilor® DO-2020 System, we cannot assure you that such a plan will be successfully implemented or ultimately generate significant revenues, if any. We have generated only minimal revenue to date from the CVProfilor® DO-2020 System. Further, even if we successfully market the product, we must be able to manufacture a reliable product and deliver that product to our distributor or customer in a timely fashion. Because we lack extensive manufacturing and marketing experience with this Product, we cannot assure you that we will be successful in producing or placing the CVProfilor® DO-2020 System.

      We have limited financial resources and may need additional financing to continue our business. Our ability to execute our business strategy depends to a significant degree on our ability to obtain substantial equity capital and other financing. Our business strategy requires capital outlay for equipment which we plan to place in physicians’ offices without charge. Consequently, we must first establish and maintain an inventory of System components and equipment before we will know whether our business strategy will be successful. We believe that our working capital will be sufficient to meet our operating needs for approximately the next 10 months. Although we expect that these resources will be sufficient to allow initial marketing of all versions of our Product, we can give no assurance that they will be sufficient. Any unforeseen contingencies, including, but not limited to, unavailability of third party reimbursement, delayed or limited market acceptance, delays in establishment of distribution channels, shortage of System components or delays in manufacturing may impede our marketing efforts. We may be required to seek additional funds through another offering of our equity securities or by incurring indebtedness. We cannot assure you that any additional funds will be available on terms acceptable to us or our security holders, or at all, or that any future capital that is available will be raised on terms that are not dilutive to investors. Our business plan and financing needs are subject to change depending on, among other things, market conditions, business opportunities and cash flow from operations, if any.

      We are dependent upon third party reimbursement and/or direct patient payment for our revenues. Our financial performance will largely depend on the availability of reimbursement, if any, for the cost of medical products and services from government health administration authorities, private health coverage insurers and other payer organizations. Significant uncertainty exists as to the pricing, availability of distribution channels and reimbursement status of new medical products, and we cannot assure you that adequate third party reimbursement will be available for the CVProfilor® DO-2020 System. If we cannot sustain adequate reimbursement from third parties, we would depend upon direct patient payment for our revenues. We cannot assure you that patients will be willing to pay for our Product at prices which will generate revenues for us, if at all. Our inability to obtain third party reimbursement and/or direct patient payment for the CVProfilor® DO-2020 System would have a material adverse effect on our business, financial condition and results of operations.

      We operate in an intensely competitive market. Competition from medical devices that are used to screen patients with cardiovascular disease is intense and likely to increase. We compete with manufacturers of, for example, non-invasive blood pressure monitoring equipment and instruments, and may compete with manufacturers of other non-invasive devices. In addition, our Product will also compete with traditional blood pressure testing by means of a standard sphygmomanometer which is substantially less expensive than our Product. Many of our competitors and potential competitors have substantially greater capital resources, name recognition, research and development experience and more extensive regulatory, manufacturing and marketing capabilities than we do. Many of these competitors offer well-established, broad product lines and ancillary services that we do not offer. Some of our competitors have long-term or preferential supply arrangements with physicians, medical clinics and hospitals and other purchasing organizations which may act as a barrier to market entry for our Product. In addition, other large health care companies or medical instrument firms may enter the non-invasive vascular product market in the future. Competing companies may succeed in developing products that are more efficacious or less costly than any that we may produce, and these companies also may be more successful than we are in producing, marketing or obtaining third-party reimbursement for their new or existing products. Competing companies may also introduce competitive pricing pressures that may adversely affect our sales levels and margins. As a result, we cannot assure you that we will be able to compete successfully with existing or new competitors.

      Because we have a new product, the uncertainty of market acceptance of our product and/or the clinical application of the technology will affect our business. Our financial performance depends upon the extent to which the respective versions of our Product are accepted by research investigators (regarding the CR-2000 Research System) as being useful, and by physicians and other health care providers as being effective, reliable and safe for use in screening patients for underlying vascular disease (regarding the CVProfilor® DO-2020 System) and for use in screening, diagnosing and monitoring the treatment of patients with vascular disease (regarding the CVProfilor® MD-3000 System). If the CVProfilor® DO-2020 System does not achieve market acceptance due to lack of appropriate third party reimbursement, the failure of arterial elasticity parameters to be perceived as reliable and beneficial, operational problems with the Central Data Management Facility or any other factors which prohibit acceptance by physicians, we will likely be forced to cease operations.

      We are unable to predict how quickly or how broadly any versions of our Product will be accepted by the market, if at all, or if accepted, what the demand for them could be. Achieving market acceptance will require that we educate the marketplace about the anticipated benefits associated with the use of our Product and may also require us to obtain and disseminate additional data acceptable to the medical community as evidence of our Product’s clinical benefits. Because our Product represents a new approach for evaluating vascular disease, there may be a greater reluctance to accept our Product than would occur with products utilizing more traditional technologies or methods of diagnosis. This may result in longer sales cycles and slower revenue growth than currently anticipated. We cannot assure you that we will be successful in educating the marketplace about our Product or that available data concerning these benefits will create a demand by the research or medical community for our Product. Furthermore, our Product will be substantially more expensive to operate than the traditional and relatively simple blood pressure testing instrument (that is, the sphygmomanometer). We cannot assure you that physicians will utilize the CVProfilor® DO-2020 System once installed in their offices, or that our services will be profitable to or become generally accepted by these physicians. In addition, our Product is premised on the medical assumption that a loss of arterial elasticity is an indicator of the early onset of vascular disease. While we believe, based on many clinical studies and trials, that the loss of arterial elasticity is indeed an indicator for the early onset of vascular disease, we cannot assure you that our claims will be fully accepted by the medical community, if at all.

      We depend upon sub-assembly contract manufacturers. To date, we have relied on independent contractors for the fabrication of sub-assemblies used in the production of all versions of our Product. For our Product to be financially successful, it must be manufactured in accordance with strict regulatory requirements, in commercial quantities, at appropriate quality levels and at acceptable costs. To date, our Product has been manufactured in limited quantities and not on a large commercial scale. As a result, we cannot assure you that we will not encounter difficulties in obtaining reliable and affordable contract manufacturing assistance and/or in scaling up our manufacturing capabilities. This may include problems involving production yields, per-unit manufacturing costs, quality control, component supply and shortages of qualified manufacturing personnel. In addition, we cannot assure you that we will not encounter problems relating to integration of components if changes are made in the configuration of the present Product versions. Any of these difficulties, as well as others related to these, could result in our inability to satisfy any customer demand for our Product in a cost-effective and efficient manner and therefore would likely have a material adverse effect on our business, financial condition and results of operations.

      We depend upon single source suppliers of several key components. We currently obtain components which are only available from a single manufacturer. If in the future we are unable to obtain sufficient quantities of the components that meet our standards of reliability, accuracy and performance, or if we are unable to locate alternative sources of supply for the components in a timely and cost-effective manner, then it would adversely affect our operations. If the components are not available for our needs, our Product may be unavailable to sell to customers, customers may lose confidence in our Products and us, and we may need to make new regulatory applications to reflect changes in Product manufacturing with a new component, if available. If we are unable to obtain an adequate supply of components meetings our standards of reliability, accuracy and performance, we would be materially adversely affected.

      Need to locate new supplier of sensor; failure to obtain this supply could materially affect our business. An integral component of our Product is our proprietary Arterial PulseWaveTM Sensor (the “Sensor”). We currently obtain this Sensor through a manufacturing services agreement with Apollo Research Corp., our sole supplier. We have been advised by Apollo Research Corp. that they cannot assure us that they will continue business operations beyond a month-to-month basis. We believe we have an adequate supply of Sensors in our inventory to supply our needs and we are adding to this inventory as a contingency. However, we cannot assure you that the inventory of Sensors will be adequate for our production needs until a suitable replacement vendor is identified, qualified and placed under contract to take over the fabrication of this important component. In an attempt to mitigate the potential loss of this supplier, we have obtained the agreement and guarantee of the principals of Apollo Research Corp. that they will be personally responsible to provide repair, replacement and warranty services, at reasonable fixed fees, for a period of at least two years following the closure of Apollo Research Corp. in the event that it ceases business operations. Further, they have agreed and have already undertaken efforts to assist us by selecting substitute vendors who have the experience and capabilities to fabricate Sensors, by transferring to us the specific technical knowledge necessary and required to fabricate and test Sensors, by providing all current and detailed documentation and technical information required to fabricate Sensors in accordance with our specifications and calibration requirements, and by forwarding to us copies of all Sensor production records, history files, test reports and related records to enable us to certify that the Sensors used in our Products were manufactured, tested, calibrated, maintained and shipped to us in such a manner as to fully comply with all regulatory standards and requirements. The principals have also submitted to us the so-called “know-how” of the technology, procedures and techniques utilized by Apollo Research Corp. to fabricate and manufacture Sensors which includes, as a minimum, troubleshooting and design research, a listing of critical design parameters, product performance within and outside margins of error and the degree or margin of error which can be tolerated in such critical parameters. Finally, the principals and other inventors of the Sensor technology have assigned their rights in several U.S. and foreign patent applications and one issued U.S. patent to us. If in the future we are unable to obtain sufficient quantities of the Sensor that meet our standards of reliability, accuracy and performance, or if we are unable to locate alternative sources of supply for the Sensor in a timely and cost-effective manner, then it would adversely affect our operations until new sources of the Sensor became available, if at all. In addition, while the Sensors utilized in prototypes and in initial and ongoing production units of our Product have performed reliably, we cannot assure you that reliable Sensors will be available continuously on a relatively large-scale commercial basis. If the Sensors are not available for our needs, our Product may be unavailable to sell to customers, customers may lose confidence in our Products and our Company, and we may need to make new patent and regulatory applications to reflect changes in Product manufacturing with a new sensor, if available. If we are unable to obtain an adequate supply of Sensors meeting our standards of reliability, accuracy and performance, we would be materially adversely affected.

      Our strategic success is dependent upon a single product line, and the CVProfilor® DO-2020 System pricing and marketing structure has not been proven. Our financial success is dependent upon the marketing of only three versions of our Product. We expect that the CVProfilor® DO-2020 System will eventually generate the majority of our revenues, but to date the CVProfilor® DO-2020 has generated minimal revenues. We cannot assure you that we will be able to successfully develop any additional products. While we intend to offer the CVProfilor® DO-2020 System at terms that we believe will be competitive in the market, higher than expected manufacturing, marketing and distribution costs, lower than expected reimbursement levels, and/or other competitive forces may require us to raise or lower our prices or alter our terms in a manner that could have a material and adverse effect on us.

      We lack established sales and distribution channels. We commenced marketing of the HDI/PulseWaveTM CR-2000 Research System during December 1998 and currently have a limited sales force. We have only very recently commenced marketing of the CVProfilor® DO-2020 System (that is, March 2001) and have yet to generate any significant revenue based on placements of it. We have not yet fully developed a nationwide distribution network for our Product. We cannot assure you that we will be able to develop an effective sales force with the requisite knowledge and skill to fully exploit the sales potential of our Product. We also cannot assure you that our sales force will be able to establish distribution channels to promote market acceptance of, and create demand for, our Product. Even as we enter into agreements with distributors, we cannot assure you that the distributors will devote the resources necessary to provide effective sales and promotional support for our Product. Our ability to expand Product sales will largely depend on our ability to develop relationships with distributors who are willing to devote the resources necessary to provide effective sales and promotional support and to educate, train and service both a sales force and the medical community in its entirety. We cannot assure you that we will be able to accomplish any or all of these objectives. We also cannot assure you that our financial condition will allow us to withstand sales cycles of the length that may be necessary to assure market acceptance for our CR-2000, DO-2020 or MD-3000 Systems.

      If we do not adapt to rapid technological change, our business will suffer. The medical device market is characterized by intensive development efforts and rapidly advancing technology. Our success will largely depend upon our ability to anticipate and keep pace with advancing technology and competitive innovations. We cannot assure you that we will be successful in identifying, developing and marketing new products or enhancing our existing Product. In addition, we cannot assure you that new products or alternative screening and diagnostic techniques will not be developed that will render our current or planned products obsolete or inferior. Rapid technological development by competitors may result in our Product becoming obsolete before we recover a significant portion of our research, development and commercialization expenses.

      We are subject to product liability exposure and have limited insurance coverage. We face an inherent business risk of exposure to product liability claims in the event that the use of our Product is alleged to have resulted in adverse clinical events. We have obtained a general liability insurance policy that covers potential product liability claims. We cannot assure you that liability claims will not be excluded from these policies, will not exceed the coverage limits of these policies, or that the insurance will continue to be available on commercially reasonable terms, or at all. Consequently, a product liability claim or other claim with respect to uninsured liabilities or in excess of insured liabilities would have a material adverse effect on our business, financial condition and results of operations.

      The uncertainty of health care reform may have a material impact upon our business. The levels of revenue and profitability of medical device companies may be affected by the efforts of government and third party payers to contain or reduce the costs of health care through various means. In the U.S., there have been, and we expect that there will continue to be, a number of federal, state and private proposals to control health care costs. These proposals may contain measures intended to control public and private spending on health care as well as to provide universal public access to the health care system. If enacted, these proposals may result in a substantial restructuring of the health care delivery system. Significant changes in the nation’s health care system are likely to have a substantial impact over time on the manner in which we conduct our business and could have a material adverse effect on our business, financial condition and results of operations.

      Failure to effectively manage the growth of our business would have an adverse effect on our business. The execution of our business plan will likely place increasing demands on our existing management and operations. Our future growth and profitability will depend on our ability to successfully attract, train, motivate, manage and retain new employees and to continue to improve our operational, financial and management information systems. We cannot assure you that we will be able to effectively manage any expansion of our business. Our inability to effectively manage our growth could have a material adverse effect on our business, financial condition and results of operations.

      We depend upon key personnel and we must hire and retain qualified personnel to be successful. We are highly dependent on a limited number of key management and technical personnel, particularly our President, Greg H. Guettler, our Executive Vice President and Chief Technology Officer, Charles F. Chesney, D.V.M., Ph.D., R.A.C., and our Senior Vice President, Finance and Administration and Chief Financial Officer, James S. Murphy. We do not have key-person life insurance on Mr. Guettler, Dr. Chesney or Mr. Murphy. The employment agreements of Mr. Guettler, Dr. Chesney and Mr. Murphy have expired by their terms and therefore, such employees are employed at-will by us. However, the Company and such individuals are presently negotiating the terms of their respective employment agreements. Our future success will depend on our ability to attract and retain highly qualified personnel. We compete for qualified personnel with other companies, academic institutions, government entities and organizations. We cannot assure you that we will be successful in hiring or retaining qualified personnel. We also depend upon consultants for services related to important aspects of our business, such as marketing, regulatory compliance and payer reimbursement. We compete with other companies and organizations for the services of qualified consultants. The loss of key personnel or the availability of consultants, or an inability to hire or retain qualified personnel or consultants, could have a material adverse effect on our business, financial condition and results of operations.

      If we are unable to protect our proprietary technology, our business will suffer. Our success depends, in part, on our ability to maintain patent protection for our Product and processes, to preserve our trade secrets and to operate without infringing the property rights of others. We are the exclusive assignee of seven issued U.S. patents, and we have obtained an exclusive license to utilize the intellectual property described within four other U.S. patents from the Regents of the University of Minnesota. Additionally, there are three issued patents (one each by Europe, Hong Kong and Japan) which also describe technology involving our Product and which may offer us some further protection. These fourteen patents relate to our blood pressure waveform analysis procedures, our cardiovascular profiling technology, the non-invasive determination of cardiac output, and the overall technology and operation of our Product. One or more patent applications relating to certain U.S. issued patents are currently pending in Germany, France,

Hong Kong and the United Kingdom. The license from the University of Minnesota expires with the term of their patents (currently expected to be during 2016).

      The validity and breadth of claims coverage in medical technology patents involve complex legal and factual questions and, therefore, may be highly uncertain. We cannot assure you that our current patents and licenses will provide a competitive advantage, that the pending applications will result in patents being issued, or that our competitors will not design around any patents or licenses issued to us. In addition, we cannot assure you that any agreements with employees or consultants will protect our proprietary information and “know-how” or provide adequate remedies in the event of unauthorized use or disclosure of our information, or that others will not be able to develop this information independently. We cannot assure you that allegations of infringement of the proprietary rights of third parties will not be made, or that if made, the allegations will not be sustained if litigated. There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry. Litigation may be necessary to enforce patents issued to us, to protect trade secrets or “know-how” we own, to defend us against claimed infringement of the rights of others or to determine the ownership, scope or validity of our proprietary rights and the rights of others. Any of these claims may require us to incur substantial litigation expenses and to divert substantial time and effort of management personnel. An adverse determination in litigation involving the proprietary rights of others could subject us to significant liabilities to third parties, could require us to seek licenses from third parties, and could prevent us from manufacturing, selling or using our Product. The occurrence of this litigation or the effect of an adverse determination in any of this type of litigation could have a material adverse effect on our business, financial condition and results of operations.

      Beneficial ownership by management and provisions in our articles of incorporation may delay or prevent changes of control or in management. As of June 4, 2002, our officers and directors as a group beneficially owned 19.6% of our outstanding shares. Consequently, they are in a position to influence the outcome of shareholder votes, including the election of directors. In addition, our articles of incorporation provide that our Board of Directors will be divided into three classes, with each class to be elected in successive years for a term of three years. These factors and other provisions in our articles of incorporation could have the effect of delaying or preventing changes of control or in management.

      If we fail to meet Nasdaq’s listing requirements, we may be de-listed and our securities may then become illiquid. Our Common Stock, Redeemable Class A Warrants, Redeemable Class B Warrants and Units are each listed on The Nasdaq SmallCap Market. If in the future we fail to satisfy the Nasdaq requirements to maintain our listing on Nasdaq, our securities will likely be quoted in the over-the-counter market in the so-called “pink sheets” or the OTC Bulletin Board. In addition, our securities would be subject to the rules promulgated under the Securities Exchange Act of 1934 relating to “penny stocks.” These rules require brokers who sell securities that are subject to the rules, and who sell to other than established customers and institutional accredited investors, to complete required documentation, make suitability inquiries of investors and provide investors with information concerning the risks of trading in the security. Consequently, we believe an investor would find it more difficult to buy or sell our securities in the open market. Moreover, our failure to meet Nasdaq’s requirements for continued listing would result in a default under the 8% Convertible Notes due May 27, 2005 in the principal amount of $2,000,000 which we issued in a private placement on March 27, 2002. In the event of default, the Note holders could require immediate repayment of the Notes, plus interest, to the extent the Notes have not already been converted into shares of our Common Stock. This would have a material adverse effect on our ability to continue operations.

      Our financial results and the market price of our securities are subject to significant fluctuations, which may affect the price of our securities. Our quarterly results and the market price of our securities may be subject to significant fluctuations due to numerous factors, such as variations in our revenues, earnings and cash flow, the ability to meet market expectations, the availability of Product components, market acceptance, changes in price, terms or Product mix, changes in manufacturing costs or the introduction of new products by us or our competitors. Our inability to successfully market the CVProfilor® DO-2020 System will adversely affect our financial results which may have an adverse effect on the market price of our securities. We cannot assure you that we will ever generate significant revenues or that our revenues or net income will ever improve on a quarterly basis or that any improvements from quarter to quarter will be indicative of future performance. In addition, our expenses are based in part on expectations of future revenues. As a result, expenses may not match revenues on a quarterly basis, and a delay in future revenues would adversely affect our operating results. In addition, the stock markets have experienced significant price and volume fluctuations, resulting in change in the market prices of the stocks of many companies that may not have been directly related to the operating performance of those companies. These broad market fluctuations may adversely affect the market price of our securities.

Risks Related to Government Regulation and Legal Uncertainty

      Our business is subject to strict government regulation. Medical devices such as our CVProfilor® DO-2020 System are subject to strict regulation by state and federal authorities, including the Food and Drug Administration (“FDA”) and comparable authorities in certain states. Under the 1976 amendments to the Federal Food, Drug and Cosmetic Act (“FDCA”) and related regulations, manufacturers of medical devices are required to comply with very specific rules and regulations concerning the testing, manufacturing, packaging, labeling and marketing of medical devices. Failure to comply with the FDCA and any applicable regulatory requirements could result in, among other things, civil and criminal fines, product recalls, detentions, seizures, injunctions and criminal prosecutions.

      FDA Regulation. The HDI/PulseWaveTM CR-2000 Research CardioVascular Profiling System is intended only for use in clinical research markets, and, therefore, we believe it does not require FDA clearance. The FDA could disagree with our interpretation of the regulations and require a 510(k) submission or PMA application which, if pursued, may involve a protracted submission process, may not be cleared or approved or, if so cleared or approved, may contain significant limitations on the intended uses for which the product is marketed.

      Even though the CVProfilor® DO-2020 System was cleared for marketing in the U.S., FDA enforcement policy strictly prohibits the promotion of cleared or approved medical devices for non-approved or “off-label” uses. In addition, the FDA may withdraw product clearances if the CVProfilor® DO-2020 System fails to comply with regulatory standards or if we encounter unforeseen problems following initial marketing. Failure to receive future necessary regulatory clearances or approvals or a lengthy approval process would have a material adverse effect on our business, financial condition and results of operations.

      United States and foreign regulatory requirements. Sales of medical devices outside of the U.S. are subject to foreign regulatory requirements that vary from country to country. The time required to obtain clearance by a foreign country may be longer or shorter than that required for FDA clearance, and the requirements may differ. Export sales of certain devices that have not received FDA marketing clearance may be subject to both FDA export permit requirements and, in some cases, general U.S. export regulations. In order to obtain an FDA export permit, we may be required to provide the FDA with documentation from the medical device regulatory authority of the country in which the purchaser is located. We cannot assure you that foreign regulatory clearances or approvals will be granted on a timely basis, if ever, or that we will not be required to incur significant costs in obtaining or maintaining our foreign regulatory clearances or approvals.

      Changes in state and federal laws relating to confidentiality of patient medical records could limit our customers’ ability to use services associated with our product. The Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) mandates the adoption of national standards for the transmission of certain types of medical information and the data elements used in such transmissions to insure the integrity and confidentiality of such information. On December 20, 2000, the Secretary of Health and Human Services promulgated regulations to protect the privacy of electronically transmitted or maintained, individually identifiable health information. We believe that our Products will enable compliance with the regulations under HIPAA and with the final rule under HIPAA adopting standards for electronic healthcare transmissions and code sets to be used in those transmissions. However, we cannot assure you that we will be able to comply with the proposed regulations or final standards in a timely manner or at all. If any of our Products or the services associated with those products, are subject to those regulations, we may be required to incur additional expenses in order to comply with these requirements. We may not be able to comply with them in a timely manner or at all. In addition, the success of our compliance efforts may also be dependent on the success of healthcare participants in complying with the standards. If we are unable to comply with regulations implementing HIPAA in a timely manner or at all, our marketing strategy, the sale of our products and our business could be harmed.

      Further, some state laws could restrict our ability to transfer patient information gathered from our Product. Such restrictions would decrease the value of our applications to our customers, which could materially harm our business. The confidentiality of patient records and the circumstances under which records may be released for inclusion in our CDMF databases are subject to substantial regulation by state governments. These state laws and regulations govern both the disclosure and the use of confidential patient medical record information. In addition to HIPAA, legislation governing the dissemination of medical record information has been proposed at the state level. This legislation may require holders of this information to implement security measures. Such legislation might require us to make substantial expenditures to implement such measures.

      Regulations extending to our contractors and customers. Our Company and the design and manufacturing vendors with whom we contract are subject to regulation by the FDA relating to the design and manufacture of the CVProfilor® DO-2020 System. This regulation includes, but is not limited to, required compliance with the FDA’s Quality System Regulation (“QSR”) and equivalent state and foreign regulations. Our failure, or the failure of any of these vendors, to comply with applicable regulations may subject us or one or more of the vendors, or the medical device designed and produced for and by us, to regulatory action. A regulatory action could threaten or cut off our source of supply or cause the FDA to order the removal of the CVProfilor® DO-2020 System from the market. While we believe we could locate and qualify other sources to design or manufacture necessary components, supply interruptions in the meantime may have a materially adverse effect on our business, financial condition and results of operations.

      In addition to the regulations directly pertaining to us and our products, many of our potential customers are subject to extensive regulation and governmental oversight. Regulatory changes in the healthcare industry that adversely affect the business of our customers could have a material adverse effect on our business, financial condition and results of operations.

      Future regulatory requirements. Federal, state and foreign regulations regarding the manufacture and sale of healthcare products and diagnostic devices are subject to future change. We cannot predict what material impact, if any, these changes might have on our business. Future changes in regulations or enforcement policies could impose more stringent requirements on us, compliance with which could adversely affect our business. These changes may relax some requirements, which could prove beneficial to our competitors and thus adversely affect our business. In addition, regulations of the FDA and state and foreign laws and regulations depend heavily on administrative interpretations. We cannot assure you that future interpretations made by the FDA, or other regulatory authorities, with possible retroactive effect, will not adversely affect our business, financial condition and results of operations.

      We cannot assure you that we will be able to obtain necessary regulatory clearances or approvals in the United States or internationally on a timely basis, if at all. Delays in the receipt of, or failure to receive, these clearances or approvals, or failure to comply with existing or future regulatory requirements would have a material adverse effect on our business, financial condition and results of operations.

      If we fail to meet foreign regulatory requirements, we will not be able to compete internationally. As a part of our marketing strategy, we intend to pursue commercialization of our Product in international markets. Our Product will be subject to regulations that vary from country to country. The process of obtaining foreign regulatory approvals in certain countries can be lengthy and require the expenditure of substantial resources. We cannot assure you that we will be able to meet export requirements or obtain necessary foreign regulatory clearances or approvals for our Product on a timely basis or at all. The facilities and manner in which we operate and do business involve a specific quality system and approach which is presently ISO-9002, EN-46002 and ISO-13488 registered. Our Product has been extensively tested and is entitled to be UL Listed (that is, the CVProfilor® DO-2020 System) or display the CE Mark (that is, CE0123 for the CR-2000 Research System). The CR-2000 Research System conforms to European Council Directive 93/42/EEC regarding Medical Devices. In order to achieve market acceptance for the CVProfilor® MD-3000 System in Europe, we will need to seek and obtain the approval for its displaying the CE Mark. Delays in receipt of or failure to receive foreign clearances or approvals, or failure to comply with existing or future regulatory requirements and quality system regulations, would have a material adverse effect on our business, financial condition and results of operations.

      No cash dividends. We have never paid cash dividends and do not anticipate paying any cash dividends on our securities in the foreseeable future. We anticipate that profits, if any, received from operations will be devoted to our future operations.

Risks Related to This Offering

      We may not register or qualify the Class B Warrants in certain states. We have agreed to use reasonable efforts to register and/or qualify the Class B Warrants in all jurisdictions in which holders of the Class A Warrants reside. We reserve the right not to offer the Class B Warrants in the states where, in the discretion of our Board of Directors, registration or qualification is prohibitively expensive or burdensome. Holders of the Class A Warrants who reside in those states will be unable to participate in this offering. In addition, because we will seek exemptions from registration or qualification in some states, some holders of the Class A Warrants also may be required to own at least one share of our Common Stock to participate in this offering. This requirement may require the exclusion of some Class A Warrant holders from participation in this offering, make this offering less attractive to certain Class A Warrant holders or make participation in this offering more burdensome for certain Class A Warrant holders.

      Actual or perceived sales of a significant number of our securities in the public market could adversely affect the price of our securities. As of June 4, 2002, there were 6,240,381 shares of our Common Stock issued and outstanding. Of these outstanding shares, 40,000 shares of our Common Stock are subject to restrictions on sale or disposition described in that certain Letter Agreement dated as of October 19, 2001 by and between the Company and Jens Dalsgaard, The Anthony D. and Leslie T. Altavilla Revocable Trust, UTA 03/06/2001 and Jeff Lamberson; the restrictions on these 40,000 shares of our Common Stock expire on July 9, 2002, unless earlier removed by us in our discretion. All other outstanding shares are either freely tradable or eligible for sale under either Rule 144 or Rule 144K.

      We also have 2,695,437 shares of our Common Stock purchasable through the exercise of outstanding options and warrants, exercisable at per share exercise prices ranging from $1.70 to $10.00 and there are 356,144 shares purchasable through the exercise of outstanding private placement and underwriter warrants at an exercise price of $4.95 per warrant.

      On March 27, 2002, we completed the private placement of 8% Convertible Notes due March 27, 2005 in the principal amount of $2,000,000 (the “Notes”). The principal amount of the Notes is convertible into shares of our Common Stock at a conversion price of $2.5072 as of March 27, 2002. This conversion price is subject to downward adjustment if the closing bid price of our Common Stock is less than $2.5072 for any twenty consecutive trading days. The new conversion price will be 80% of the average of the closing bid prices for the last five trading days of any such twenty consecutive trading day period. In addition to the Notes issued in the March 2002 private placement, we also issued warrants to purchase 250,000 and 100,000 shares of our Common Stock at exercise prices of $3.3925 and $3.245, respectively (the “March Warrants”).

      There are 2,356,073 shares of our Common Stock purchasable through the exercise of Class A Warrants at an exercise price of $1.80 per Class A Warrant. There are 395,618 shares of our Common Stock purchasable through the exercise of Class B Warrants at an exercise price of $2.00 per Class B Warrant. As a result of this Class B Warrant offering, up to 2,751,691 shares of our Common Stock will be purchasable through the exercise of the Class B Warrants. Moreover, we have registered all the shares of our Common Stock purchasable through our 1995 Long-Term Incentive and Stock Option Plan and our 1998 Stock Option Plan. We have also registered 2,356,073 shares purchasable through the exercise of our Class A Warrants, 47,260 shares purchasable through the exercise of private placement warrants, 395,618 shares purchasable through the exercise of our Class B Warrants, 308,884 shares purchasable through the exercise of an underwriter’s warrant and 1,321,257 shares purchasable through the exercise of stock options and warrants. We registered for resale an aggregate of 3,720,000 shares of our Common Stock issuable upon conversion of the Notes and exercise of the March Warrants.

      All of the foregoing Notes, March Warrants, other warrants and options are called collectively the “Convertible Securities.” At any time our Common Stock trades at prices in excess of the exercise or conversion price of the Convertible Securities, it is possible that the holders of the Convertible Securities may exercise their conversion or purchase privileges. If any of these events occur, the number of shares of our outstanding Common Stock could increase substantially. This increase, in turn, could dilute future earnings per share, if any, and could depress the market value of our Common Stock.

      Need for Additional Capital. We believe the maximum net proceeds from the exercise of Class A Warrants will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for a period of at least 18 months. However, we may need to raise additional funds through public or private debt or equity financing after that time. Adequate funds may not be available when we need them or may not be available to us on favorable terms. If we raise additional funds by issuing equity securities, dilution to our existing stockholders may result. If funding is insufficient at any time in the future, we may be unable to develop or enhance the marketing of our Product, establish sufficient market penetration, upgrade our technology, manufacture our Product or take advantage of business opportunities or respond to competitive pressures. Lack of available funds will materially harm our business.

      Current Prospectus and State Registration Required to Exercise Class B Warrant. Holders of Class B Warrants will be able to exercise their Class B Warrants only if a current prospectus relating to the shares of Common Stock underlying the Class B Warrants is then in effect and only if such securities are qualified for sale or exempt from qualification under the applicable securities laws of the states in which the various holders of Class B Warrants reside. Although we will use our best efforts to maintain the effectiveness of a current prospectus covering the shares of Common Stock underlying the Class B Warrants and maintain the registration of such shares of Common Stock under the securities laws of the states in which we initially qualify the Class B Warrants for issuance in this offering, there can be no assurances that we will be able to do so. We will be unable to issue shares of Common Stock to those persons who desire to exercise their Class B Warrants if a current prospectus covering the shares of Common Stock issuable upon exercise of the Class B Warrants is not kept effective or if such shares of Common Stock are not qualified or exempt from qualification in the states in which the holders of the Class B Warrants reside.

      Possible Redemption of Class A Warrants. The Class A Warrants are subject to redemption at any time by us at $.01 per Class A Warrant if the closing bid price of our Common Stock exceeds $6.50 (subject to adjustment) for 14 consecutive trading days. Written notice must precede redemption by 30 days and must be sent within 10 business days of the 14 consecutive trading day period. In addition, a current prospectus covering the Shares issuable upon exercise of the Class A Warrants must then be effective under the Securities Act.

      Although the exercise price of the Class A Warrant has been reduced and the Class A Warrant expiration date has been extended, we will continue to have the right to redeem the Class A Warrants for $.01 per Class A Warrant at any time the closing bid price of our Common Stock exceeds $6.50 (subject to adjustment) for 14 consecutive trading days. Written notice of redemption of the Class A Warrants must precede the redemption by 30 days. If the Class A Warrants are redeemed, Class A Warrant holders will lose their right to exercise their Class A Warrants, except during such 30-day redemption period. If the requirements for redemption are satisfied during the offering described in this Prospectus, we may cause the redemption of the Class A Warrants before the expiration of the offering period. In that case, Class A Warrant holders who did not participate in the offering as of the redemption date will not receive a Class B Warrant from us for no additional consideration even though the offering period has not yet concluded. Redemption of the Class A Warrants could force the holders to exercise the Class A Warrants at a time when it may be disadvantageous for the holders to do so or to sell the Class A Warrants at the then market price or accept the redemption price, which likely would be substantially less than the market value of the Class A Warrants at the time of redemption.

      Possible Redemption of Class B Warrants. The Class B Warrants are also subject to redemption at any time by us for $.01 per Class B Warrant if the closing bid price of our Common Stock exceeds $13.50 for 5 consecutive trading days. Written notice of redemption of the Class B Warrants must precede the redemption by 30 days. If the Class B Warrants are redeemed, Class B Warrant holders will lose their right to exercise their Class B Warrants, except during such 30-day redemption period. Redemption of the Class B Warrants could force the holders to exercise the Class B Warrants at a time when it may be disadvantageous for the holders to do so or to sell the warrants at the then market price or accept the redemption price, which likely would be substantially less than the market value of the warrants at the time of redemption.

      Broad Discretion of Use of Proceeds. Assuming the exercise of all of the outstanding Class A Warrants at the exercise price of $1.80 per share of Common Stock issuable upon proper exercise of the Class A Warrants, and after expenses incurred in connection with this offering, our net proceeds will be approximately $4,230,000. Our management will have broad discretion in the application of such proceeds. We cannot guarantee we will make the best or most profitable use of this money. The failure of our management to apply these funds effectively could have a material adverse effect on our business, results of operations and financial condition.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus and our public documents to which we refer contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. In addition, we may make forward-looking statements orally in the future by or on behalf of the company. When used, the words “believe,” “expect,” “will,” “can,” “estimate,” “anticipate” and similar expressions are intended to identify forward-looking statements. We wish to caution readers not to place undue reliance on any forward-looking statements and to recognize that the statements are not predictions of actual future results. Actual results could differ materially from those anticipated in the forward-looking statements due to the risks and uncertainties set forth herein under the caption “Risk Factors,” as well as others not now anticipated. These risks and uncertainties include, without limitation, our ability to generate revenue; our need for additional capital; the availability of third-party reimbursements for the use of our Products; market acceptance of our products; the ability to operate and maintain the Central Data Management Facility (“CDMF”) on a commercial scale; regulatory restrictions pertaining to data privacy issues in utilizing the CDMF; the ability to manufacture our products on a commercial scale and in compliance with regulatory requirements; the availability of integral components for our products; our ability to develop distribution channels; increased competition; changes in government regulation; health care reforms; exposure to potential product liability; and our ability to protect our proprietary technology. We undertake no responsibility to update any forward-looking statement.

      Forward-looking statements involve risks and uncertainties, including those discussed under “Risk Factors,” that could cause actual results to differ materially from those anticipated. Because actual results may differ, readers are cautioned not to place undue reliance on these forward-looking statements.

BUSINESS

Introduction

      Hypertension Diagnostics, Inc. is engaged in the design, development, manufacture and marketing of proprietary medical devices that it believes non-invasively detect subtle changes in the elasticity of both large and small arteries. Vascular compliance or arterial elasticity has been investigated for many years and clinical studies suggest that a lack of arterial elasticity is an early indicator of vascular disease. We are currently marketing two versions of our Product: the HDI/PulseWaveTM CR-2000 Research CardioVascular Profiling System and the CVProfilor® DO-2020 CardioVascular Profiling System. We also plan to market the CVProfilor® MD-3000 CardioVascular Profiling System in the near future. The CR-2000 Research System is being marketed worldwide, has a medical device CE Mark (CE0123) which allows it to be marketed as a medical device in the European Union and is being marketed “for research purposes only” in the United States (that is, not for screening, diagnosing, or monitoring the treatment of patients). The CVProfilor® DO-2020 System is being marketed to primary care physicians and other health care professionals on a “per-patient-tested” rental basis. Utilizing our Central Data Management Facility (“CDMF”), we are able to track utilization of the CVProfilor® System in each physician’s office and medical clinic and to invoice our physician customers based on the number of CardioVascular Profile Reports (CVProfileTM Reports) which they generate each month. We anticipate that marketing the CVProfilor® DO-2020 System under a “per-patient-tested” rental program as opposed to a capital sale approach will allow us to accelerate the rate of Product acceptance in the medical marketplace and should allow physician usage fees to eventually generate the majority of our revenues. The CVProfilor® MD-3000 System will provide physicians outside the United States with important cardiovascular parameters, which we believe will provide clinically beneficial information useful in screening patients who may be at risk for future cardiovascular disease, provide assistance to physicians with their diagnosis of patient cardiovascular diseases, and allow for monitoring the effectiveness of various treatments of patients with diagnosed cardiovascular disease. The CVProfilor® MD-3000 System requires that we obtain a CE Mark in order for it to be marketed within European Union countries and will require certain regulatory approval for it to be marketed in other countries throughout the world.

Background

     Vascular Disease

      Disease of the blood vessels (that is, vascular disease) is the leading cause of death and a primary cause of heart attacks and strokes in the United States. Vascular disease can manifest itself in many ways, including: hypertension or high blood pressure, coronary artery disease (leading to heart attacks), peripheral artery disease, arteriosclerosis or atherosclerosis (plaque which progressively occludes arteries), aneurysm, cerebrovascular disease (stroke), kidney failure, retinopathy and even sudden death. According to 1998 estimates by the American Heart Association (“AHA”), 61 million Americans have one or more forms of cardiovascular disease with hypertension or high blood pressure being the leading cardiovascular disease. Coronary artery disease, the second largest form of cardiovascular disease, affects 12.4 million people residing in the U.S. and is the nation’s number one killer. Stroke affects 4.5 million Americans and is ranked number three. According to the AHA, approximately 50 million adult U.S. citizens (that is, about 25% of the adult population) have been diagnosed with hypertension, typically defined as blood pressure measuring greater than 140 millimeters of mercury (“mmHg”) systolic pressure and/or greater than 90 mmHg diastolic pressure. Nearly 75% of these hypertensive individuals (or some 37.5 million) are not properly being treated for their vascular disease and thus face significantly increased risk for advanced heart and kidney disease and the occurrence of strokes. According to The Johns Hopkins White Papers on Hypertension (1998), an additional 30 million U.S. adults are estimated to have “high-normal hypertension” (sometimes referred to as “borderline hypertension”) which is defined as a blood pressure reading at or slightly above 130/85 mmHg. These individuals are twice as likely to develop hypertension and they have a much greater risk of cardiovascular events than people with lower or normal blood pressure levels. In fact, high-normal hypertension is so common in the U.S. that the majority of cardiovascular events attributable to high blood pressure actually occur in people who demonstrate this condition.

      Hypertension can easily go undetected and has been called the “silent killer” because it usually produces no clinical symptoms until after it has already seriously damaged the heart, kidneys, brain and/or other vital organs. Elevated blood pressure indicates that the heart is working harder than normal, putting both the heart and the arterial system under greater stress and strain. Over time, the arteries become scarred, hardened and less elastic, thereby accelerating the process of arteriosclerosis and atherosclerosis, and leaving one more susceptible to heart attacks, strokes, kidney failure and eye damage. According to an article in the Archives of Internal Medicine (March 24, 1997), high blood pressure is of particular concern to older adults, because it gradually increases with age, and therefore is present in more than half of all U.S. citizens 60 years of age or older. The seriousness of this problem increases, as the population as a whole grows older, because individuals with sustained high blood pressure have an increased overall death rate from stroke, heart attack and kidney disease. According to the American Heart Association 2001 Heart and Stroke Statistical Update, 90% to 95% of individuals with hypertension have no specific cause identified. However, researchers have recently discovered that hypertensive patients may not efficiently produce or release sufficient amounts of nitric oxide (“NO”). Manufactured by endothelial cells lining the walls of arteries, scientists believe the presence of normal amounts of NO allows blood vessels to dilate and be more flexible or elastic and thus lowers blood pressure. A deficiency of NO leads to chronically constricted arteries throughout the body.

      Hypertension is a deadly disease that damages both large and small arteries, leading to pathological changes in the tissues and organs supplied by these damaged arteries, and accelerating the development of atherosclerosis (that is, the formation of plaque and the accumulation of fatty deposits lining the walls of arteries which affect blood flow) in most large blood vessels as well as in the arteries supplying blood to the brain, heart, kidneys and legs. Atherosclerotic plaques can cause mini-strokes (that is, transient ischemic attacks) due to diminished blood flow (ischemia) to parts of the brain; angina or chest pain from partly obstructed coronary or heart arteries; or severe discomfort and pain in the leg muscles when walking (as a result of poor blood supply to the legs referred to as peripheral arterial disease). Blood clots, which tend to occur at the sites of atherosclerotic narrowing, can also totally block an artery and cause a stroke or heart attack.

      Atherosclerosis begins in the wall of the artery with an initial abnormality or dysfunction in the lining of the arterial wall called the endothelium. The endothelium helps to maintain the flexibility or elasticity of the artery and normally inhibits the accumulation of lipid and cellular deposits on the wall of the artery. Abnormal function of the endothelium and the associated structural changes in the wall result in a progressive loss of elasticity of the small arteries. Detection of this loss in elasticity can identify individuals with abnormal arterial structure and function often long before plaque formation can cause morbid cardiovascular events (such as heart attacks or strokes). Further, demonstration of normal arterial structure and function might suggest that an individual does not have early atherosclerosis and therefore may not need aggressive risk factor management, even despite poor life styles such as obesity, smoking or inactivity.

      A number of risk factors associated with atherosclerosis have been identified and they include: elevated blood pressure, elevated cholesterol level, smoking, diabetes, family history of atherosclerosis, dietary factors and/or poor lifestyle factors. Clinical events associated with atherosclerosis, including heart attacks (also known as “myocardial infarctions”), strokes, angina (that is, chest pain due to myocardial ischemia or loss of oxygenation of the heart muscle), peripheral vascular ischemia (known as “claudication”) and renal failure are all late manifestations of the disease typically as a result of plaque formation leading to decreased blood flow. The absence of a simple, clinically applicable method to detect the presence of atherosclerosis prior to plaque obstruction of arterial lumens (that is, the inner space in the blood vessel through which blood flows) has led to widespread efforts to identify all individuals in the U.S. exhibiting the risk factors and to aggressively intervene by attempting to modify lifestyles and to provide medical therapy including surgical procedures and chronic medication. The problem with this approach is two-fold: (a) patients without traditional risk factors will not be identified even though up to half of the atherosclerotic clinical events occur in such individuals; and (b) patients who have one or more risk factors may be subjected to intensive and prolonged therapy even though they may not have the atherosclerotic process which the therapy is designed to inhibit.

      About 16 million U.S. adults suffer from diabetes (60% of them women), a number that the American Diabetes Association (“ADA”) predicts will increase by one million per year. An estimated 60-65 percent of people with diabetes have high blood pressure and cardiovascular disease is the major cause of diabetes-related deaths. The diabetic state, it seems, greatly increases the risk of vascular disease and coronary heart disease (“CHD”). According to The Johns Hopkins White Papers on Coronary Heart Disease, 2001, there is growing evidence that even non-diabetic individuals with moderately elevated fasting blood glucose levels are at increased risk for CHD. Even careful control of blood glucose levels with dietary and drug therapy does not completely eliminate the increased risk of CHD associated with diabetes. The ADA states that people with diabetes are 2 to 4 times more likely to have hypertension, and 2 to 4 times more likely to experience a stroke. As a result of the vascular damage caused by diabetes, cardiovascular disease accounts for 75 percent of all diabetes-related deaths. Recent scientific studies have shown that the loss of small artery elasticity is related to the duration of insulin dependence, suggesting that arterial elasticity may be a useful tool in risk-stratifying the diabetic patient population.

      Increasingly, scientists have also recognized that certain cardiovascular disease risk factors cluster together in particular types of people who exhibit excessive fat tissue in their abdominal region, who show glucose intolerance, who have high triglycerides and LDL cholesterol levels, and who have high blood pressure. This condition has been referred to as Syndrome X or “metabolic syndrome.” Syndrome X has been observed at a high incidence in patients with diabetes and hypertension.

The Clinical Problem

      Cardiovascular specialists spend considerable effort on evaluating heart function, including the clinical use of electrocardiograms (ECGs), echocardiograms and stress tests, but have been unable to assess the functional and structural abnormality of the arteries prior to the late phase of arterial obstruction. Blood pressure measurement is a very insensitive, nonspecific and unreliable means of assessing the condition of the arteries. Traditionally, a patient’s arterial blood pressure is obtained clinically by using a sphygmomanometer (that is, a blood pressure cuff device) which involves placing an inflatable rubber bladder or cuff on the patient’s upper-arm which is pressurized to occlude blood flow. As the cuff pressure is slowly reduced, particular sounds are generated in the artery below the cuff and these can be heard by a health care professional using a stethoscope placed over the artery. The initial occurrence of sound as the cuff is deflated reflects the “systolic blood pressure” or the highest pressure generated during the heart’s contraction, and the pressure at which the sounds disappear is taken as the “diastolic blood pressure,” or the lowest pressure reached before the next heart beat.

      Although an elevated blood pressure is associated with a higher risk for cardiovascular events, the elevated blood pressure is not the disease, but merely a relatively crude marker for the likelihood of disease. Furthermore, blood pressure itself is highly variable from moment to moment and day to day in almost all individuals. Thus, measurement of ambulatory blood pressure throughout a 24 hour period (that is, at 10 to 15 minute intervals) provides a somewhat more complete assessment of blood pressure, but it is a rather cumbersome, uncomfortable and expensive technique, and it does not identify disease in the blood vessels. Elevated serum cholesterol levels, especially an increase in the low-density lipoproteins/ high-density lipoproteins (“LDL/HDL”) ratio, also are associated with a higher risk for morbid cardiovascular events, but this measurement also does not identify blood vessel disease directly. Instead, a high LDL/HDL ratio is yet another risk factor (such as smoking or lack of exercise) that might suggest the presence of blood vessel disease. Therefore, all of the current clinical methods in routine use by physicians to identify individuals with a potential for cardiovascular disease involve methods which are insensitive and nonspecific in detecting the blood vessel disease that often leads to morbid cardiovascular events such as heart attacks and strokes.

The Company’s Solution

      The traditional systolic-diastolic cuff method for measuring blood pressure provides the physician with very limited clinical information about the patient’s vascular health. In contrast, our Product captures blood pressure waveform data produced by heart beats and analyzes it in order to provide an assessment of systemic arterial elasticity for both large and very small arteries. When the aortic valve closes after the heart has ejected a volume of blood (that is, the stroke volume of blood ejected as part of every heart beat), the decay or decrease of blood pressure within the arteries prior to the next heart beat forms a pressure curve or waveform which reflects the degree or amount of arterial elasticity. Subtle changes in arterial elasticity introduce changes within the entire arterial system that are reflected in this blood pressure waveform or shape. Our Product incorporates software programs and algorithms which analyze the contour or shape of the blood pressure waveform so that the arterial elasticity can be determined. The degree of arterial flexibility or elasticity is related to the condition of the blood vessels, and with declining elasticity comes an increase in the incidence of vascular disease. Such changes in the function and/or structure of the arterial wall precede the development of overt coronary artery disease, and the “premature stiffening” of the small and very small arteries (the C2 elasticity index) appears to be an early and sensitive clinical marker for cardiovascular disease.

      Incorporating the physiological phenomena associated with blood pressure waveforms and their analysis, Drs. Jay N. Cohn and Stanley M. Finkelstein, Professors at the University of Minnesota Medical School in Minneapolis, and two of our Company’s founders, developed a clinically useful procedure in the early 1980’s for determining a measure of elasticity for both large and small arteries. Their initial technique involved placing a small diameter catheter connected to a pressure transducer into a patient’s peripheral artery in order to obtain a blood pressure waveform that could be analyzed using a modified Windkessel model (that is, a well-established mathematical model which describes the circulatory system in terms of an electrical circuit and which defines pressure changes during the diastolic phase of the cardiac cycle).

      This “blood pressure waveform or pulse contour analysis methodology” provides an independent assessment of the elasticity or flexibility of the large arteries which expand briefly as they act as conduits for blood ejected by the heart, and of the small and very small arteries (that is, the arterioles) which produce oscillations or reflections in response to the pressure wave generated during each heart beat.

      Clinical investigators have been able to demonstrate a reduction in arterial elasticity in patients who have no clinical evidence of traditional risk factors, suggesting that “premature arterial stiffening” is one of the earliest changes or markers for the presence of underlying vascular disease. Further, clinical research data published globally has shown that patients with heart failure, coronary artery disease, hypertension and diabetes all exhibit a loss or reduction of arterial elasticity. These blood vessel changes often precede overt signs of cardiovascular disease and the occurrence of a heart attack or stroke by many months and even years. Clinical investigators have also identified an age-related loss of elasticity of both the large and small arteries which seems to be part of the “normal aging process” as well as a difference in these elasticity indices based on gender.

The Product

      Although the aorta and large arteries can be readily visualized by various medical techniques such as radiology (that is, taking X-ray photographs), magnetic resonance imaging (“MRI”), computerized tomography (“CT”) scans and ultrasonography (that is, using ultrasound waves to visualize large arteries), we believe that the methodology incorporated into our Product is the first and only clinically applicable approach which can evaluate the elasticity of the small and very small arteries or arterioles. It seems that these very small arteries are the first blood vessels to become altered with hypertension and other cardiovascular diseases. For this reason, we sought an easy to use, non-invasive clinical solution that could assess the status of these very small blood vessels.

      Our Product includes an innovative and unique, patented and proprietary software-based medical device which incorporates procedures that painlessly and non-invasively collect 30 seconds of blood pressure waveform data from the patient. The Product analyzes this data by means of an embedded computer and then generates a CardioVascular Profile Report or CVProfileTM Report using an external printer. The Report contains several clinically useful parameters which permit a physician to screen patients for underlying vascular disease. All versions of our Product consist of four primary components: (a) a custom designed, non-invasive Arterial PulseWaveTM Sensor which is positioned over the radial artery at the wrist by means of a special apparatus; (b) an upper-arm blood pressure cuff connected via a hose to an oscillometric blood pressure module within the device; (c) a device enclosure which contains a computer, a high resolution touch-screen display and other electronics and software programs; and (d) an external printer.

Product Versions

      We currently have designed, developed and are marketing two versions of our Product, and a third version is presently under design and development.

HDI/PulseWaveTM CR-2000 Research CardioVascular Profiling System

      The CR-2000 Research System, first promoted during December of 1998, is currently being marketed worldwide. It has a medical device CE Mark (CE0123) which allows it to be marketed throughout the European Union and it is being marketed “for research purposes only” in the U.S. (that is, not for screening, diagnosing, or monitoring the treatment of patients). The CR-2000 Research System non-invasively collects 30-seconds of blood pressure waveform data, performs an analysis of the digitized blood pressure waveforms, and generates a Research CardioVascular Profile Report that contains 15 cardiovascular parameters (some report parameters are displayed on the screen and the entire report is generated by an external printer). An electronic RS-232 computer output port is standard on all CR-2000 Research Systems so that research scientists and clinical investigators can download the Research CardioVascular Profile Report parameters and waveform data directly to computer systems within their medical centers and research institutions.

      The CR-2000 Research System is being marketed worldwide to pharmaceutical firms, research investigators at academic medical research centers, and government institutes conducting a wide range of cardiovascular disease research. These organizations are in the business of gathering cardiovascular data from human research subjects non-invasively. Because the CR-2000 Research System has been given a medical device CE Mark in Europe, it is also being marketed for clinical use with patients by physicians in the European Union. Five drug manufacturers have permitted the public disclosure of their use of our HDI/PulseWaveTM CR-2000 Research CardioVascular Profiling System in their multi-site clinical research trials: Alteon, Inc.; AstraZeneca, LP; Parke-Davis; Pfizer, Inc. and Solvay Pharmaceuticals, Inc. Our patented and proprietary vascular profiling technology is also being used by the National Institutes of Health/ National Heart, Lung, and Blood Institute (“NIH/NHLBI”) for their Multi-Ethnic Study of Atherosclerosis (“MESA”) research trial. The MESA trial is a prospective clinical study attempting to identify clinically useful markers or parameters for predicting cardiovascular disease. The trial has been designed to be a 10-year investigation of more than 6,000 men and women of many ethnic backgrounds residing throughout the U.S.

CVProfilor® DO-2020 CardioVascular Profiling System

      The CVProfilor® DO-2020 System is currently being marketed to U.S. physicians and other health care professionals as a medical device which offers the accurate measurement of blood pressure (systolic, diastolic and mean arterial pressure), heart rate, pulse pressure, body surface area, body mass index, and both C1-large and C2-small artery elasticity indices. A CVProfileTM Report containing these parameters is immediately printed in the physician’s office using the printer provided as part of the System. The indications of arterial elasticity can be used as an initial clinical screening to determine if patients have potential underlying vascular disease that might require more specific diagnostic evaluations. A brief medical history of the patient is recorded by the user of the System and an internal modem telephonically transmits this history and all of the CVProfileTM Report results via a toll-free telephone number to our Central Data Management Facility (“CDMF”) located in our corporate offices in Eagan, Minnesota.

      Our CDMF is presently capable of handling 48 simultaneous telephonic transmissions from CVProfilor® DO-2020 Systems placed in physicians’ offices. It has been designed to be readily expandable as required to meet increased traffic in the future. These transmissions are immediately and seamlessly integrated with our customer tracking, billing and clinical database systems resident within the CDMF. Our CDMF is currently capable of storing cardiovascular profile information on hundreds of thousands of patients from different age groups and with different disease states as tested by physicians across the U.S. Although the CDMF has yet to be fully stress tested under maximum load conditions, we believe that it is completely operational. We also believe that such a database may prove beneficial to physicians by: archiving patient profiles reports and being able to provide duplicate copies of lost reports; trending and generating graphic and tabular reports of individual patient profile results over time; enhancing the accuracy of risk factors for CVProfileTM Report parameters; and providing continuity of CVProfileTM Report information for patients who may have been seen over a period of time by several physicians in different parts of the U.S. Further, the receipt of a patient’s profile results at our CDMF triggers an accounting event for the purpose of automatically preparing invoices for physicians based on our marketing model of charging on a “per-patient-tested” basis.

      In the future, we may explore the possibility of offering an Internet link to physicians and other health care professionals (with appropriate security protection) via our web site, thereby allowing physicians to make direct inquiries into the CDMF database concerning their patients’ records.

      On November 1, 2000, the FDA granted us 510(k) clearance to market the CVProfilor® DO-2020 System in the U.S. The CVProfilor® DO-2020 System is currently being promoted to physicians specializing in internal medicine, general and family practice, cardiology, endocrinology, nephrology and to other primary care physicians throughout the U.S. Because the CVProfilor® provides indices of a patient’s arterial elasticity, we believe that it can assist physicians in risk-stratifying hypertensive and diabetic patients as well as screening patients for the presence of underlying vascular disease with more reliability than any other method currently available. With the CVProfilor® DO-2020 System, physicians have a simple, painless, risk-free and non-invasive procedure easily used in their medical offices and clinics to obtain clinically useful information on the cardiovascular status of patients. We also believe that such information is of assistance to physicians and other health care providers in support of their efforts to identify individual patients at risk for developing cardiovascular disease and/or morbid events.

      The CVProfilor® DO-2020 was launched late in the 3rd Quarter of fiscal year 2001 (March 2001) and had its first reported revenue in the 1st Quarter of fiscal year 2002 which ended September 30, 2001. Reductions in comparative revenue between fiscal year 2001 and fiscal year 2002 relate to the Company’s planned conversion from capital sales of its HDI/PulseWaveTM CR-2000 Research System in fiscal year 2001 to its “per-patient-tested” rental revenue model associated with physician use of its FDA-cleared CVProfilor® DO-2020 System in fiscal year 2002. Although we are attempting to maintain a balance in marketing the HDI/PulseWaveTM CR-2000 on a capital sales basis with the CVProfilor® DO-2020 on a “per-patient-tested” basis, we expect that our “per-patient-tested” marketing of the CVProfilor® DO-2020 will ultimately produce the majority of our revenue.

      The CVProfilor® DO-2020 System utilization continues to gain momentum as do System placements which totaled 86 as of March 31, 2002. As of March 31, 2002, the CVProfilor® DO-2020 was being used in 23 states throughout the U.S. and our distribution network consisted of four direct sales employees and 12 U.S. independent representative organizations.

      We also continue to strive for increased level of reimbursement for physician’s use of the CVProfilor® DO-2020. Of the 23 States in which the CVProfilor® DO-2020 is being utilized, physicians are currently being reimbursed in 10 States and efforts to secure reimbursement are underway in the remaining States. Reimbursement will always vary considerably by the patient’s medical necessity, by physician, by provider, by geography and by provider coverage plans, making the process of obtaining reimbursement for the CVProfilor® DO-2020 by current physician customers an important component in our Product launch. Many of our physician customers are generating acceptable levels of reimbursement. We continue to devote considerable effort into activities such as payer advocacy and coding clarification directed at long-term reimbursement in our target markets. We employ consultant reimbursement specialists who assist physicians with the ongoing process of insurance billing procedures in an attempt to facilitate reimbursement coverage and payment on a nationwide basis.

CVProfilor® MD-3000 CardioVascular Profiling System

      An international version of our physician-use Product is currently under design and development, and following the receipt of CE Mark certification, it will be marketed to cardiovascular specialists, internists, cardiologists, endocrinologists and family and general practice physicians throughout Europe.

      This Product, currently designated the CVProfilor® MD-3000 System, is intended for use in screening, diagnosing and monitoring the treatment of patients with cardiovascular disease. It will provide physicians outside the U.S. with the ability to immediately print in their office a CVProfileTM Report containing patient-specific information similar to that provided by the CVProfilor® DO-2020 System. Due to fundamental differences in physician reimbursement, patient data transfer regulations and telephone communication technologies, this international Product version (that is, the CVProfilor® MD-3000 System) will be marketed to physicians as a capital purchase item and will not contain technology which allows the telephonic transmission of data to a Central Data Management Facility.

      Products to be marketed in the European Union (“EU”) require a medical device CE Mark (with conformance to Council Directive MDD 93/42/EEC) prior to importation into the EU, and we anticipate obtaining such a medical device CE Mark for the CVProfilor® MD-3000 System. Other countries have similar requirements based on conformance to quality standards consistent with our ISO-9002, EN-46002 and ISO-13488 certifications and/or the FDA’s Quality System Requirements (“QSR”) regulations.

CardioVascular Profile (CVProfileTM) Report

      The CardioVascular Profile or CVProfileTM Report currently generated by the CR-2000 Research System presents the following parameters: a 1.5 Second Blood Pressure Waveform Graph, Body Surface Area (BSA), Body Mass Index (BMI), Systolic Blood Pressure (expressed in mmHg), Diastolic Blood Pressure (mmHg), Mean Arterial Pressure (mmHg), Pulse Pressure (mmHg), Pulse Rate (beats/ minute), Estimated Cardiac Ejection Time (milli-seconds), Estimated Stroke Volume (ml/beat), Estimated Stroke Volume Index (ml/beat/meter squared), Estimated Cardiac Output (Liters/ minute), Estimated Cardiac Index (L/min/ meter squared), Large Artery Elasticity Index (ml/mmHg x 10), Small Artery Elasticity Index (ml/mmHg x 100), Systemic Vascular Resistance (dyne•sec•cm-5), and Total Vascular Impedance (dyne•sec•cm-5).

      The CardioVascular Profile or CVProfileTM Report currently generated by the CVProfilor® DO-2020 System presents the following parameters: a 1.5 Second Blood Pressure Waveform Graph, Body Surface Area (BSA), Body Mass Index (BMI), Systolic Blood Pressure (expressed in mmHg), Diastolic Blood Pressure (mmHg), Mean Arterial Pressure (mmHg), Pulse Pressure (mmHg), Pulse Rate (beats/ minute), C1-Large Artery Elasticity Index (ml/mmHg x 10), and C2-Small Artery Elasticity Index (ml/mmHg x 100).

The Advantages: Potential Beneficial Medical Outcomes for Patients and Payers

      Basic and applied research findings suggest that the arterial elasticity indices can be used to determine the “clinical age” of the body’s arteries and that these values, when viewed in combination with a medical history, physical examination and/or other tests, may provide a meaningful picture of the vascular health for patients about 10 years of age and older. The C1-large and C2-small artery elasticity indices are of particular clinical importance in such evaluations. These indices indicate the elasticity or flexibility of the patient’s arteries throughout the body, which we believe to be beneficial in assessing vascular disease. These indices also provide valuable information to physicians in screening patients who may be at risk for underlying vascular disease and thereby may have a potential for future life-threatening cardiovascular events.

      During the last several years, clinical research investigators have evaluated hundreds of “normal” subjects as well as more than 500 patients with cardiovascular disease. They have summarized their data in order to establish the approximate “reference range” for arterial elasticity and other cardiovascular parameters. Patients with normal blood pressure values have been identified who exhibit “premature stiffening” of their small and very small arteries or arterioles. Without the benefit of a CVProfileTM Report, such patients would be considered “clinically normal and asymptomatic.” Thus, it is believed that the CVProfilor® DO-2020 System and the CVProfilor® MD-3000 System may help physicians identify such patients and encourage them to modify their lifestyle and/or intervene therapeutically (that is, prescribe medication) much earlier in the progression of cardiovascular disease.

      Further, we believe there may be an advantage to using the CVProfilor® DO-2020 System and the CVProfilor® MD-3000 System to clinically evaluate high-normal hypertensive patients in order to decide who requires immediate and aggressive treatment versus those who might merely need to be monitored on a periodic basis. This would be an important clinical distinction which cannot be easily determined in medical practice today. Some patients, therefore, are being treated needlessly despite cost containment concerns and despite the potential for drug side effects (such as liver dysfunction and sexual impotence). Further, it is possible that many other patients with normal blood pressure readings who should perhaps be treated for a latent hypertensive condition of their arteries, are being misdiagnosed, thereby leaving them at risk for progressive and severe cardiovascular disease.

      We believe that arterial compliance or elasticity is becoming an increasingly important clinical parameter in the treatment of cardiovascular disease. According to an article authored by Stephen P. Glasser, M.D. et al. in the Journal of Clinical Pharmacology (1998), a drug’s effect on arterial compliance (distinct from the drug’s effect on blood pressure and/or vessel size, both important and interrelated parameters in regard to compliance) is potentially an important consideration in selecting optimal drug therapy because many cardiovascular drugs exert their primary and secondary effects on cardiovascular hemodynamics and/or vascular wall integrity. These considerations are important because a reduction in arterial compliance or elasticity has long been regarded as a potentially useful indicator of the presence of arterial disease. A loss of arterial elasticity may precede the onset of clinically apparent disease, and may identify individuals at risk before irreversible and pathologic changes occur (overt clinical disease signs are typically late manifestations of alterations in organ function). Thus, drugs that favorably impact or enhance arterial compliance or elasticity may play a significant role in reducing patient morbidity and mortality.

Published Articles: Clinical Research Update

      Several full-length, scientific articles have been published in peer-reviewed medical journals during the last year which utilize either the CR-2000 Research System or the CVProfilor® DO-2020 System. Since July 2000, we have added the following 37 abstracts and articles to our bibliography of more than 135 references, all of which generally address the topic of the relationship of arterial elasticity to cardiovascular disease.

Prisant, L.; Lane, K.; and Prisant, M. “Measures of Capacitive and Reflective Compliance: Relationship to Blood Pressure Parameters.” JOURNAL OF HYPERTENSION 18: (Suppl. 4), Abstract No. P1.64, August 2000. The data reported in this abstract caused the authors to suggest that immediate and intermediate repeatability measures of arterial compliance are stable.

Resnick, L. and Lester, M. “Differential Effects of Antihypertensive Drug Therapy on “Arterial” Compliance.” JOURNAL OF HYPERTENSION 18: (Suppl. 4), Abstract No. P28.32, August 2000. These data suggest that for the same effect on blood pressure, vascular compliance improves following therapy with some but not all antihypertensive drugs.

Cohn, J.N. “Using Arterial Compliance to Stratify Cardiovascular Risks: More Precision in Therapeutic Decisions.” A presentation at the 2000 Meeting Highlights of the 15th Scientific Meeting of the American Society of Hypertension (ASH), held May 16-20, 2000 in New York, N.Y. and published during October 2000.

Duprez, D.A.; DeBuyzere, M.L.; DeBacker, T.L.; Van DeVeire, N.; Clement, D.L.; and Cohn, J.N. “Relationship Between Arterial Elasticity Indices and Carotid Artery Intima-Media Thickness.” AMERICAN JOURNAL of HYPERTENSION 13:1226-1232, December 2000. This article reports that in subjects with a high-normal blood pressure, there is already a change in the intima-media thickness of the carotid artery vs. normotensive subjects, and that intima-media thickness is related to the small artery elasticity index C2.

Resnick, L.M.; Militianu, D.; Cunnings, A.J.; Pipe, J.G.; Evelhoch, J.L.; Soulen, R.L. and Lester, M.A. “Pulse Waveform Analysis of Arterial Compliance: Relation to Other Techniques, Age, and Metabolic Variables.” AMERICAN JOURNAL of HYPERTENSION 13:1243-1249, December 2000. The authors show the clinical relevance of pulse waveform analysis in the assessment of altered vascular function in patients with hypertension.

McVeigh, G.E. and Yoon, L.L. “Arterial Compliance in Hypertension.” Chapter 16 in: Weber, M.A. Ed. HYPERTENSION MEDICINE Humana Press (Totowa, NJ) 2000, pp. 191-198. This chapter in this recently published medical textbook features the pulse contour analysis method which is one of several approaches used to estimate arterial compliance. It further describes the advantages of this method as being non-invasive, reproducible and one which provides a systemic measurement of arterial compliance.

Cohn, J.N. “Novartis Award — Left Ventricle and Arteries — Structure, Function, Hormones, and Disease.” HYPERTENSION 37: Part 2:346-349, February 2001. This article describes how the progression of cardiovascular disease is largely a consequence of structural changes that are hormonally mediated and how they may be inhibited by drug therapy. The pulse contour method is described as being one approach in evaluating the function and structure of these arterial segments.

Weber, M. A. “The Measurement of Arterial Properties in Hypertension.” AMERICAN JOURNAL of HYPERTENSION 14: 183-185, No. 2, February 2001. This editorial states that arterial compliance is a physiologically and clinically relevant approach to the assessment of the cardiovascular system and that is easy to understand how measurements of arterial compliance can help with the diagnosis of such conditions as hypertension and, perhaps more important, in providing a staging system for determining the degree of vascular involvement in patients.

Arnett, D.K.; Glasser, S.P.; McVeigh, G.; Prineas, R.; Finkelstein, S.; Donahue, R.; Cohn, J.N. and Sinaiko, A. “Blood Pressure and Arterial Compliance in Young Adults: The Minnesota Children’s Blood Pressure Study.” AMERICAN JOURNAL of HYPERTENSION 14: 200-205, No. 3, March 2001. The data in this article demonstrate that reductions in large and small arterial compliance occur early in adulthood before the appearance of clinical hypertension.

Prisant, L.M.; Resnick, L.M. and Hollenberg, S.M. “Assessment of Sequential Same Arm Agreement of Blood Pressure Measurements by a CVProfilor® DO-2020 versus a Baumanometer® Mercury Sphygmomanometer.” AMERICAN JOURNAL OF HYPERTENSION 14: (No. 4, Part 2), Abstract No. P-10, April 2001. This report shows that the blood pressure measurements taken with the CVProfilor® DO-2020 System, which is an oscillometric method, are in reasonable agreement to a mercury sphygmomanometer.

Prisant, L.M.; Resnick, L.M. and Hollenberg, S.M. “Arterial Elasticity Among Normotensive Subjects and Treated and Untreated Hypertensive Subjects.” AMERICAN JOURNAL OF HYPERTENSION 14: (No. 4, Part 2), Abstract No. P-274, April 2001. Also, BLOOD PRESSURE MONITORING 6: 149-152, No. 3, 2001. This abstract and published article reveal that as hypertension status worsens, large and small artery elasticity indices decrease, highlighting the potential for the clinical screening use of arterial elasticity determinations as part of the diagnostic workup of physicians.

Nagubandi, M.K.; Sung, B.H. and Wilson, M.F. “Reduction in Small and Large Artery Compliance with Isometric Exercise.” AMERICAN JOURNAL OF HYPERTENSION 14: (No. 4, Part 2), Abstract No. P-285, April 2001. Isometric exercises reduce both large and small artery compliance. This increase in arterial stiffness may have clinical implications and may contribute to development of hypertension and other cardiovascular disease.

Resnick, L.M.; and Lester, M.H. “Effect of Modest Weight Loss on Arterial Compliance in Essential Hypertension.” AMERICAN JOURNAL OF HYPERTENSION 14: (No. 4, Part 2), Abstract No. P-286, April 2001. Modest weight loss in essential hypertension increases arterial compliance or elasticity; these changes may precede significant changes in blood pressure. Further, the measurement of blood pressure or pulse pressure is not sufficient to explain weight loss-induced changes in arterial compliance, and the clinical utility of pulse waveform analysis is supported in assessing the peripheral vasculature in essential hypertension.

Warburton, K.; Cohen, D.L.; Bloom, R.D. and Townsend, R.R. “Pulse Wave Analysis to Assess Vascular Compliance Changes in Renal Transplant Recipients.” AMERICAN JOURNAL OF HYPERTENSION 14: (No. 4, Part 2), Abstract No. P-291, April 2001. The authors of this abstract found that the pulse wave analysis method showed differences in large vessel compliance between two immunosuppressive drugs when evaluated in renal transplant recipients despite similar blood pressure control.

Nagubandi, M.K.; Sung, B.H. and Wilson, M.F. “Effects of Mental Stress on Large and Small Artery Compliance.” AMERICAN JOURNAL OF HYPERTENSION 14: (No. 4, Part 2), Abstract No. P-300, April 2001. This report provides clinical evidence that mental stress significantly reduces large artery compliance (but not small artery compliance) and the authors believe that this may be a contributing factor in development of hypertension and other cardiovascular disease.

Romney, J. and Lewanczuk, R.Z. “Changes in Vascular Compliance in Type 1 Diabetes Prior to Onset of Clinical Complications.” AMERICAN JOURNAL OF HYPERTENSION 14: (No. 4, Part 2), Abstract No. P-574, April 2001. This abstract shows that C1 and C2 in healthy, normotensive type 1 diabetics without clinical complications were considerably lower than expected for their age. The study data supports the notion that patients with type 1 diabetes are at greater cardiovascular risk from an early age.

Weinberger, M.H.; Fineberg, N.S.; Weinberger, M. and Fineberg, S.E. “The Relationships between Age, Gender and Blood Pressure and Vascular Compliance and Resistance in Normal and Hypertensive Humans.” AMERICAN JOURNAL OF HYPERTENSION 14: (No. 4, Part 2), Orals No. O-16, April 2001. The data in this presentation offer additional clinical evidence to confirm that there are differences in large and small vessel compliance in hypertensive patients as compared to normotensive individuals.

McVeigh, G.E.; Allen, P.B.; Morgan, D.R.; Hanratty, C.G. and Silke, B. “Nitric Oxide Modulation of Blood Vessel Tone Identified by Arterial Waveform Analysis.” CLINICAL SCIENCE 100, 387-393, April 2001. This article offers data in support of the use of C2-small artery elasticity index as a clinical surrogate for the evaluation of endothelial function in patients.

Winer, N.; Sowers, J.R.M. and Weber, M.A. “Gender Differences in Vascular Compliance in Young, Healthy Subjects Assessed by Pulse Contour Analysis.” JOURNAL of CLINICAL HYPERTENSION 3:145-152, No. 3, May/June 2001. The authors state that the reduced C2-small artery elasticity noted in women is caused by female sex hormones and they hypothesize that this lowered C2 is the reason why premenopausal women hospitalized for myocardial infarctions (heart attacks) have higher mortality rates than men of the same age.

Cohn, J.N. “New Approaches to Screening for Vascular and Cardiac Risk.” AMERICAN JOURNAL of HYPERTENSION 14: (No. 6, Part 2), 218S-220S, June 2001. This article describes the finding that small artery elasticity appears to correlate with endothelial function and encourages its use in the clinical evaluation of patients.

Boeykens, E.; Rietzschel, E.; DeBuyzere, M.; Duprez, D. and Clement, D.L. “Relation of Systolic Ambulatory Blood Pressure With Large Artery Arterial Elasticity and Wave Reflection Indices in Treated Hypertension.” JOURNAL of HYPERTENSION 19: (Suppl. 2): Poster No. P1.65, pg. S37, June 2001. (Presented at the 11th European Meeting on Hypertension, Milan, Italy, June 2001). The data presented in this poster show that in treated arterial hypertension, the large arterial elasticity parameter C1 is associated with mean 24-hour ambulatory blood pressure.

Duprez, D.; Boeykens, E.; Rietzschel, M.; DeBuyzere, M.; DeSutter, J. and Clement, D.L. “Relationship of Arterial Elasticity Parameters and Left Ventricular Mass in Treated Essential Hypertension. “ JOURNAL of HYPERTENSION 19: (Suppl. 2): Abstract No. 56, pg. S264, June 2001. (Presented at the 11th European Meeting on Hypertension, Milan, Italy, June 2001). The data gathered for this abstract cause the authors to conclude that in treated hypertensive patients, the large artery elasticity parameter C1 is related to left ventricular mass.

Cohn, J.N. “Arterial Compliance to Stratify Cardiovascular Risk: More Precision in Therapeutic Decision Making.” AMERICAN JOURNAL of HYPERTENSION 14: (No. 8, Part 2), 258S-263S, August 2001. The author believes that, “the focus of attention in preventing and treating cardiovascular disease today is shifting toward the arterial wall” and that protecting the endothelial lining of the wall of arteries is the “... key to reducing cardiovascular risk.” He advocates the use of the non-invasive pulse contour analysis method incorporated into the CVProfilor® DO-2020 System to identify patients at risk for cardiovascular events before disease becomes clinically apparent.

Duprez, D.; DeBuyzere, M.; Van Den Noortgate, N.; Simoens, J.; Achten, E.; Clement, D.; Afschrift, M. and Cohn, J.N. “Relationship between Periventricular or Deep White Matter Lesions and Arterial Elasticity Indices in Very Old People.” AGE AND AGEING 30:325-330, August 2001. The authors of this article discovered that in very old, apparently healthy subjects, the severity of cerebral white matter lesions as noted on magnetic resonance imaging is associated with a statistically significant decrease in C1-large and C2-small artery elasticity indices.

Prisant, M. L.; Resnick, L.M.; Hollenberg, S.M. “Assessment of Sequential Same Arm Agreement of Blood Pressure Measurements by a CVProfilorTM DO-2020 Versus a Baumanometer® Mercury Sphygmomanometer.” BLOOD PRESSURE MONITORING 6:149-152, No. 3, 2001. The data shows that sequential same arm oscillometric blood pressure measurements provided by the CVProfilor® are in agreement with those provided by a mercury sphygmomanometer.

Braeckman, L.; Kotseva, K.; Duprez, D.; De Bacquer, D.; De Buyzere, M.; Van De Veire, N.; Vanhoorne, M. “Vascular Changes in Workers Exposed to Carbon Disulfide.” ANNALS ACADEMY OF MEDICINE 30:475-480, No. 5, September 2001. Workers exposed to current common levels of carbon disulfide (an organic solvent which is used all over the world in the production of viscose rayon fibers), show functional changes in the vessel wall (decreased elasticity) even before the appearance of known clinical and biochemical abnormalities.

Beltran, A.; McVeigh, G.; Morgan, D.; Glasser, S.P.; Neutel, J.M.; Weber, M.; Finkelstein, S.M.; Cohn, J.N. “Arterial Compliance Abnormalities in Isolated Systolic Hypertension.” AMERICAN JOURNAL of HYPERTENSION 14:1007-1011, No. 10, October 2001. These data suggest that patients with isolated systolic hypertension have the hemodynamic characteristics of essential hypertension but with a component of stiffening of the large arteries that tends to normalize diastolic blood pressure. The CVProfilor® offers a clinical assessment of the large and small arteries that could assist in diagnosis and management of such individuals.

Stojiljkovic; Milos, P.; Zhang, D.; Lopes, H.F.; Lee, C.G.; Goodfriend, T.L.; Egan, B.M. “Hemodynamic Effects of Lipids in Humans.” AMERICAN JOURNAL OF PHYSIOLOGY- REGULATORY, INTEGRATIVE AND COMPARATIVE PHYSIOLOGY 280:R1674-R1679, 2001. The data suggest that lipid abnormalities associated with insulin resistance raise blood pressure, heart rate and vascular resistance, whereas small and large artery compliance decreases, at least in the short term.

Leibovitz, E.; Hazanov, N.; Zimlichman, R.; Shargorodsky, M.; Gavish, D. “Treatment with Atorvastatin Improves Small Artery Compliance in Patients with Severe Hypercholesterolemia.” AMERICAN JOURNAL OF HYPERTENSION 14:1096-1098, No. 11, Part 1, November 2001. The authors conclude that atorvastatin (one of many statin drugs which are commonly prescribed to lower cholesterol and reduce the prevalence of atherosclerotic events) improves the elasticity of small arteries and reduces systolic and diastolic blood pressure in patients with severe hypercholesterolemia.

Romney, J.; Lewanczuk, R. “Vascular Compliance is Reduced in the Early Stages of Type 1 Diabetes.” DIABETES CARE 24:No. 12, December 2001. Vascular compliance of both the large and small arteries is reduced in type 1 diabetic patients before any clinical complications from the diabetes are evident.

McVeigh, G. “Effects of Perindopril on Cardiovascular Remodeling.” THE AMERICAN JOURNAL of CARDIOLOGY 88:28i-35i, 2001. The findings of articles presented in this article clearly show that perindopril (a drug used to lower blood pressure) therapy can reverse hypertension-associated changes in vascular structure and improve arterial compliance in patients with hypertension. The most effective management of hypertension requires early detection of disease processes and treatments that can arrest or reverse them.

Winer, N.; Weber, M.A.; Sowers, J.R. “The Effect of Antihypertensive Drugs on Vascular Compliance.” CURRENT HYPERTENSION REPORTS 4:297-304, 2001. The authors suggest that measurement of vascular compliance has assumed increasing importance as a marker of early disease of the vascular wall, a predictor of future vascular disease, and a way to monitor the effects of vasoactive agents on arterial wall stiffness.

Prisant, L.M.; Resnick, L.M.; Hollenberg, S.M. “Arterial Elasticity Among Normotensive Subjects and Treated and Untreated Hypertensive Subjects.” BLOOD PRESSURE MONITORING 6:233-237, 2001. This data demonstrates that as the hypertension status worsened, large and small-artery elasticity indices decreased, suggesting a potential for the diagnostic use of arterial elasticity determinations.

Glasser, S.P. “Hypertension Syndrome and Cardiovascular Events: High Blood Pressure is Only One Risk Factor.” POSTGRADUATE MEDICINE 110:29-36, No. 5, 2001. Evaluation of arterial compliance can be important in the screening of patients at risk for hypertension and other cardiovascular diseases.

Duprez, D.A.; DeBuyzere, M.L.; DeBruyne, L.; Clement, D.L.; Cohn, J.N. “Small and Large Artery Elasticity Indices in Peripheral Arterial Occlusive Disease (PAOD).” VASCULAR MEDICINE 6:211-214, 2001. The data demonstrates that large and small artery elasticity measurements provide quantitative assessment of the large and small arteries and those arterial elasticity measurements correlate with the severity of the peripheral vascular disease (that is, ankle-brachial index and pulse pressure).

Prisant, L.M.; Resnick, L.M.; Hollenberg, S.M.; Jupin, D. “Arterial Elasticity Among Normotensive Subjects and Treated and Untreated Hypertensive Subjects: Influence of Race.” ETHNICITY AND DISEASE 12:63-68, 2002. Small and large arterial elasticity indices are reduced as hypertension status worsens. Race was not found to be a significant predictor of either large or small artery elasticity.

Cohen, D.L.; Townsend, R.R. “Large and Small Artery Compliance Changes During Hemodialysis.” AMERICAN JOURNAL OF HYPERTENSION 15:236-239, 2002. Significant decreases in small artery compliance occur without systolic or diastolic blood pressure changes during routine hemodialysis. Measurements of arterial compliance during hemodialysis may be an important tool to identify patients with vascular responses, which may place them at greater risk for cardiovascular disease.

      Of the 135 peer-reviewed published articles and abstracts which cover our technology, our methodology and/or the benefits of blood vessel elasticity assessment, 37 articles or abstracts utilized the CVProfilor® DO-2020 or the HDI/ PulseWaveTM CR-2000 Research System in their data collection. We believe the inclusion of our Product in these publications provides credibility to our technology and the utility of our Product in screening for cardiovascular disease.

MARKETING, SALES AND DISTRIBUTION

      According to the Heath Care Finance Administration (“HCFA”), the U.S. spent more than $1.2 trillion on health care in 1999 and that figure is anticipated to rise to about $1.7 trillion by the year 2004. Cardiovascular disease is expected to account for some $298.2 billion in 2001, with $193.8 billion spent on heart disease alone, according to American Heart Association 2001 estimates (Note: Lower direct costs in 2001 compared to 2000 are not real declines. A simpler estimation method was used based on other data.). Although significant advances have been achieved for the prevention and treatment of heart attacks and strokes during the past two decades, these diseases remain among the leading causes of death in the U.S. and many other countries. Consider the following facts:

•	According to the American Heart Association, cardiovascular disease is the leading cause of death in the United States accounting for more than one-half of all deaths (over one million) every year;

•	More than one million U.S. citizens suffer heart attacks annually, and it is the first sign of cardiovascular disease in 20% to 40% of these patients (Sources: 1997 Heart and Stroke Statistical Update, American Heart Association 1996; and Johns Hopkins Coronary Heart Disease monograph);

•	According to a 1998 estimate by the American Heart Association, about 50 million adults (approximately 25% of the adult U.S. population) are currently diagnosed with high blood pressure, with nearly 75% of those (or about 37.5 million) not properly treated for the condition;

•	According to The Johns Hopkins White Papers on Hypertension (1998), an additional 30 million U.S. adults are estimated to have “high-normal or borderline” hypertension;

•	Hypertension or high blood pressure is present in more than 50% of Americans age 60 or older (Source: Archives of Internal Medicine, Volume 157, Number 6, March 24, 1997);

•	Stroke accounts for about one in every 15 deaths in the United States (Sources: 1997 Health Care Almanac & Yearbook; 1997 Heart and Stroke Statistical Update, American Heart Association);

•	According to a March 1997 survey by the Pharmaceutical Research and Manufacturers of America, research expenditures within the U.S. by all research-based pharmaceutical companies were estimated to be $15 billion for 1997;

•	Cardiovascular disease claims more lives in the U.S. than the next seven leading causes of death combined (Source: Web Site, Agingsociety.org);

•	Cardiovascular research and development was estimated to cost approximately $3.1 billion to $3.97 billion (or 16% to 21% of all U.S. research and development spending) for 1997 (Source: Parexel’s Pharmaceutical R&D Statistical Sourcebook, 1997); and

•	During 1998, more than 180 million adults in the seven major global markets including the United States, France, Germany, Italy, Spain, the United Kingdom and Japan, suffered from hypertension, and the market for anti-hypertensive therapy and medication is expected to reach about $22 billion by the year 2008 (Source: Decision Resources, Inc., Hypertension Report, 1999).

      Cardiovascular disease is a major cause of death in nearly every developed country throughout the world. Because of the magnitude and impact cardiovascular disease has on the worldwide population, we believe that our Product offers a significant opportunity for providing a more accurate and cost-effective and efficient means with which to screen, risk-stratify and manage patients who may have underlying vascular disease and/or who have been diagnosed with cardiovascular disease.

The Research Market

      The CR-2000 Research System is being marketed worldwide to pharmaceutical firms, research investigators at academic medical research centers, and government institutes conducting clinical research trials relating to cardiovascular disease and treatment. These organizations are in the business of gathering large amounts of cardiovascular data from human research subjects, non-invasively. The CR-2000 Research System has been certified and is entitled to have a medical device CE Mark for Europe and it is being marketed for use by physicians throughout the European Union.

      According to the Pharmaceutical Research and Manufacturers of America, it costs a research-based drug company, on average, $500 million and about 15 years to get one new drug from the laboratory to the pharmacist’s shelf. Further, only five in every 5,000 to 10,000 chemical compounds that enter pre-or non-clinical testing are ultimately subjected to human testing, and only one in five of those is ultimately approved for administration to patients. We believe that the CR-2000 Research System provides a new and innovative means for gathering additional data and information during such clinical research endeavors.

      The clinical research market is diverse, with global pharmaceutical companies, the U.S. federal and foreign governments and medical device manufacturers funding the vast majority of these research endeavors. According to annual surveys by the Pharmaceutical Research and Manufacturers of America, pharmaceutical companies spent an estimated $21 billion on all research and development within the United States in 1998 (about $5 billion of which involved clinical research activities). In most cases, the direct costs of physician services and the costs of additional medical care due to these clinical research trials are paid directly to the provider organizations by the pharmaceutical study sponsors.

      We have pursued the following three markets for the CR-2000 Research System:

      Pharmaceutical Companies. There are approximately 1,800 firms conducting clinical research trials in the United States alone. Nonetheless, according to Parexel’s Pharmaceutical R&D Statistical Sourcebook (1997), a relatively small number of pharmaceutical firms in the world accounted for the vast majority of all research and development spending. These pharmaceutical firms often seek new ways to gather additional data and information non-invasively from human subjects engaged in clinical research trials.

      Academic Centers. Hundreds of universities throughout the world conduct clinical research trials which are financially supported with grants from governmental agencies, disease management foundations and private sponsors including commercial entities and individual or family endowments. Universities with research centers conducting clinical trials in the areas of preventative cardiology, nephrology and epidemiology are a particular target market for our CR-2000 Research System. Many references in the peer-reviewed medical literature illustrate the growing body of medical knowledge supporting arterial elasticity measurements and the implications of such measurements for the treatment and clinical management of cardiovascular disease.

      The U.S. Government. The National Institutes of Health, the Veterans’ Affairs Medical Centers, the Agency for Health Care Policy and Research, and the Centers for Disease Control and Prevention often conduct large-scale research projects and clinical trials that represent a large market opportunity for the CR-2000 Research System.

      Our experience with the CR-2000 Research System within these market segments has grown substantially during fiscal year 2001. The CR-2000 Research System is now being utilized in 20 countries throughout the world and its users have contributed more than 35 abstracts and publications to our bibliography of over 135 scientific abstracts, articles and presentations that reference either our CR-2000 Research System technology or our pulse contour analysis methodology. These references not only reinforce the scientific and clinical merit of our arterial waveform analysis methodology, but they broaden the medical community understanding of, as well as the clinical application of, employing large and, especially, small artery elasticity indices as early and sensitive markers for the presence of vascular disease in patients.

      During fiscal year 2001, five pharmaceutical firms and the National Institutes of Health/ National Heart, Lung, and Blood Institute (“NIH/NHLBI”), the largest governmental clinical research agency, were using the CR-2000 Research System in their multi-site clinical trials.

•	Alteon, Inc. used the CR-2000 Research System as part of its Advanced Glycosylation End products (A.G.E.) Crosslink Breaker’ ALT-711 new drug trial;

•	AstraZeneca, LP used the CR-2000 Research System to obtain additional data in its Trial Of Preventing Hypertension (“TROPHY”) study which was designed to investigate whether or not early treatment of subjects with high blood pressure can prevent or at least delay the onset of clinically detectable hypertension;

•	The National Institutes of Health/ National Heart, Lung, and Blood Institute (“NIH/NHLBI”) used the CR-2000 Research System as one of the primary investigative clinical endpoints for its Multi-Ethnic Study of Atherosclerosis (“MESA”) research trial which is a ten-year, multi-site, prospective clinical study involving approximately 6,000 subjects of varied ethnic background in an attempt to identify clinically useful procedures for predicting cardiovascular disease;

•	Parke-Davis used the CR-2000 Research System for a multi-site cardiovascular drug research trial as part of their ongoing clinical research investigations;

•	Pfizer, Inc. used the CR-2000 Research System for a very large, multi-site (nationwide) cardiovascular drug research trial in order to obtain additional clinical research data and information regarding new pharmaceuticals agents which they have under development; and

•	Solvay Pharmaceuticals, Inc. chose the CR-2000 Research System for a multi-site cardiovascular drug research trial.

      The inclusion during our fiscal year 2001 of the CR-2000 Research System in these important pharmaceutical research trials, and the more than 35 scientific publications which are a result of its use, provide high-profile credibility and have promoted a greater awareness for the value of our blood pressure waveform analysis technology in the global medical marketplace.

      Although we are probably several years away from obtaining hard clinical data that relates to long-term medical outcomes, the clinical findings from a significant retrospective research study were presented at the Fifteenth Scientific Meeting of the American Society of Hypertension (“ASH”) in New York during May 2000. Elizabeth Grey, M.D. and other clinical researchers at the University of Minnesota Medical School, Department of Cardiology (Minneapolis), measured the small artery elasticity index of more than 400 subjects. They determined, through a self-administered questionnaire, that during a one to seven year follow-up period, about 42% (or 168 subjects) experienced either a new or second cardiovascular event which could be statistically associated with the loss of their small artery elasticity measured previously. This clinical study is the most significant medical evidence, to date, that demonstrates a correlation between premature stiffening of small arteries (that is, reduced C2-small artery elasticity index) and the development of subsequent cardiovascular disease and morbid events. While the C1-large artery elasticity index has been shown to progressively decrease with age and to be reduced with late stage cardiovascular disease, it is not particularly predictive of future medical outcomes, as is the C2-small artery elasticity index.

      Also at the ASH meeting, Nathaniel Winer, M.D. and his clinical researcher colleagues at the University of Missouri School of Medicine (Kansas City) presented pioneering evidence that some healthy young women have reduced small artery elasticity indices compared to age-matched men, despite having lower blood pressure and more favorable cholesterol, insulin and homocysteine levels. This clinical research study offers a significant contribution to the medical importance and benefit of our technology as a key parameter for the early screening of women to detect cardiovascular disease.

      Over the last 18 months, six important studies were published, which further emphasize the sensitivity of the C2-small artery elasticity index as an early marker for cardiovascular disease.

First, Daniel Duprez, M.D. from the Department of Cardiology and Angiology, Ghent University Hospital (Ghent, Belgium) and others compared C1-large artery and C2-small artery elasticity indices in two age-matched study groups with high-and low-normal blood pressure and assessed the relationship between their elasticity indices and intima-media thickness (“IMT”). The data demonstrated that C1 — large artery elasticity and C2 — small artery elasticity were significantly lower in the high-normal blood pressure group subjects as compared to the low-normal blood pressure group subjects, and that the lower elasticity levels are accompanied by an increase in mean carotid artery IMT.

Second, Dr. Donna K. Arnett from the Division of Epidemiology, School of Public Health, University of Minnesota (Minneapolis) and her colleagues studied the relationship between blood pressure and arterial compliance in a healthy sample of young adults. They discovered that reductions in large and small artery elasticity occur early in adulthood well before the appearance of signs of clinical hypertension.

Third, Drs. Jacques Romney and Richard Z. Lewanczuk from the Department of Medicine, University of Alberta (Edmonton, AB, Canada) examined C1-large artery and C2-small artery compliance or elasticity in patients with Type 1 diabetes mellitus before any complications from their diabetes had developed clinically. The data demonstrate that normotensive Type 1 diabetics without clinical complications exhibited considerably lower elasticity indices than expected for their age. This study supports all of the other clinical evidence reported that patients with Type 1 diabetes are at a much greater cardiovascular risk from an earlier age than non-diabetic subjects (of the same age and gender).

Fourth, Eyal Leibovitz and others from the Department of Internal Medicine and the Institute of Physiologic Hygiene, Wolfson Medical Center (Holon, Israel) studied the effect of atorvastatin (a statin drug commonly prescribed to lower cholesterol and reduce the prevalence of atherosclerotic events) on arterial compliance in patients with severe hypercholesterolemia. The data demonstrate that atorvastatin improves the elasticity of small arteries and reduces systolic and diastolic blood pressure in patients with severe hypercholesterolemia.

Fifth, Nathaniel Winer, M.D., Michael A. Weber, M.D. and James R. Sowers, M.D. from the Division of Endocrinology, Diabetes and Hypertension, SUNY Downstate Medical Center (New York) suggest that the measurement of vascular compliance has assumed increasing importance as a marker of early disease of the vascular wall, a predictor of future vascular disease, and a way to monitor the effects of vasoactive agents on arterial wall stiffness. Their data shows the effects of the major classes of antihypertensive drugs on vascular compliance. They mention that these effects may differ depending on several factors including: the characteristics and the dose of the drug used, the route of administration, the degree of blood pressure reduction, the duration of treatment, and the age and health of the patient.

Sixth, L. Michael Prisant from the Department of Cardiology, Medical College of Georgia (Augusta, Georgia) and others studied arterial elasticity in normotensive and hypertensive individuals. They discovered that as the hypertension status worsened, large and small artery elasticity indices decreased, suggesting a potential for the diagnostic use of arterial elasticity determinations. They determined the CVProfilor® System to be safe and able to distinguish patients with varying degrees of hypertension based on the determination of large and small artery elasticity indices.

      To the best of our knowledge and belief, the ability to evaluate the elasticity of the small and very small arteries or arterioles throughout the body is commercially unique to our CardioVascular Profiling Systems. We believe that no other company currently offers a medical device in the U.S. which has the capability to measure small artery elasticity or stiffness. Further, we believe that this is also true for clinical research instruments and apparatus both within the U.S. and internationally. Thus, we believe that this provides us with a distinct worldwide advantage in the broad-based assessment and screening of patients and research subjects for cardiovascular disease and changes in response to study variables.

      Our fiscal year revenue growth reflects this increasing interest in our blood pressure waveform analysis technology. On August 14, 2001, we announced that sales of our CR-2000 Research System contributed $2,047,304 to our fiscal year 2001 revenue. This represents nearly a five-fold increase in revenue as compared to $423,490 from the prior fiscal year. Although the CR-2000 Research System met our revenue expectations for fiscal year 2001, revenue in fiscal year 2002 is shifting from the CR-2000 Research System to the CVProfilor® DO-2020 System. The majority of our time and attention is now, and will continue to be, focused on expanding CVProfilor® DO-2020 System placements and utilization in U.S. physicians’ medical offices and clinics. This shift in our strategic focus began in the fourth quarter of fiscal year 2001.

The Practicing Physician Market

      The CVProfilor® DO-2020 CardioVascular Profiling System is designed for use by physicians, other health care professionals and trained medical personnel. Our current market focus is toward internists, primary care physicians, cardiologists and other health care providers who can use our product for the cardiovascular risk-stratification of their hypertensive and diabetic patients, and who are directly involved in screening patients for potential underlying vascular disease. Current American Medical Association estimates indicate that there are more than 650,000 licensed physicians actively working in the U.S., about 250,000 of which are included in our target market as potential users of the CVProfilor® DO-2020 System as follows:

•	Approximately 120,000 physicians specializing in internal medicine;

•	Approximately 80,000 general and family practice physicians (that is, primary care physicians);

•	Approximately 30,000 medical sub-specialty physicians; and

•	Approximately 20,000 cardiovascular disease specialists.

Marketing Strategy

      Our primary objective is to establish the CardioVascular Profiling Products as the standard for non-invasive testing of clinical research subjects, and as the preeminent medical device for use by physicians and other health care professionals to evaluate patients who may have cardiovascular disease and to monitor those who are being treated for their disease.

HDI/PulseWaveTM CR-2000 Research System

      The CR-2000 Research System, originally launched during December of 1998, is currently being marketed worldwide through a small direct sales force in the U.S. and through an international network of exclusive distributors outside the U.S. We continue to identify and manage independent medical distribution firms for marketing our technology internationally. As of March 31, 2002, the established price in the U.S. for the CR-2000 Research System is $20,750; however, higher than expected manufacturing, marketing or distribution costs and/or competitive pressures could result in our need to raise or lower this current price.

      Having met the ISO-9002, EN-46002 and ISO-13488 quality system standards in November 1999, we were able to become registered and thereby obtain the CE Mark for the CR-2000 Research System. This achievement then allowed us to begin marketing within the European Union during the third quarter of fiscal year 2000 to distributors who undertake minimum purchase commitments from us in exchange for geographic exclusivity.

      The CR-2000 Research System has a medical device CE Mark (CE0123) which allows it to be marketed throughout the European Union for both clinical research and patient use; however, it is being marketed “for research purposes only” within the U.S. (that is, not for screening, diagnosing or monitoring the treatment of patients). To date, we have executed distribution agreements covering the following countries: Japan, China, Taiwan, Italy, the United Kingdom, Germany, Austria, Belgium, Turkey, Norway and Greece. On January 8, 2001, we announced that our exclusive Japanese Distributor, Higa Medical Systems, had received approval from the Ministry of Health and Welfare (“MHW”) in Japan to import and market the CR-2000 System to physicians throughout Japan. Due to the acquisition of the medical division of our Japanese distributor, we are currently in the process of identifying a new Japanese distributor.

      On March 2, 2001, we announced that ten HDI/PulseWaveTM CR-2000 Research Systems had been sold to our exclusive Chinese distributor, Shenzhen Zhongshen Medical Apparatus and Instruments Company, Ltd., based in Shenzhen, The Peoples Republic of China. These ten Systems were utilized in a large clinical trial entitled, “Multi-Site Study of a Healthy Chinese Population to Establish Reference Ranges for Hemodynamic Parameters Obtained Non-Invasively Using the HDI CardioVascular Profiling

System.” This trial was conducted under the medical direction of Professor Weizhong Zhang, M.D., of the Shanghai Institute of Hypertension in Shanghai, China. Ten clinical sites throughout China were recruited to collect arterial elasticity data from normal healthy male and female subjects between the ages of 15 and 80 years of age as part of a protocol designed to obtain information in support of marketing the CardioVascular Profiling System in China.

      We are also using various other methods to market the CR-2000 Research System worldwide including our website (www.hdii.com), attendance at major worldwide medical conventions, targeted direct mail campaigns and educational symposiums which allow scientific investigators to present clinical research data derived from their use of the CR-2000 Research System.

      During the 2001 fiscal year, we attended three key international medical conventions: the International Society of Hypertension (“ISH”) Meeting, August 20-24, 2000 in Chicago, Illinois; the European Society of Cardiology (“ESC”) Meeting, August 26-29, 2000 in Amsterdam, the Netherlands; and the European Society of Hypertension (“ESH”) Meeting, June 14-18 in Milan, Italy. During the first quarter of our 2002 fiscal year, we also attended the European Association for the Study of Diabetes (“EASD”) Meeting, September 9-13, 2001 in Glasgow, Scotland.

      At the ISH Meeting in Chicago, two detailed displays were presented by investigators who used the HDI/PulseWaveTM CR-2000 Research CardioVascular Profiling System in their clinical research. Dr. L. Michael Prisant (Hypertension Unit, Section of Cardiology, Medical College of Georgia, Augusta, GA) and colleagues reported on the strong repeatability of immediate and intermediate measures of large and small arterial compliance, cardiac output and systemic vascular resistance with the CR-2000 Research System in a presentation entitled, “Measures of Capacitive and Reflective Compliance: Relationship to Blood Pressure Parameters.” Dr. Lawrence M. Resnick (Hypertension Center, N.Y.-Presbyterian-Cornell Medical Center, N.Y.) and a clinical associate reported in a presentation entitled, “Differential Effects of Anti-hypertensive Drug Therapy on Arterial Compliance,” that arterial elasticity improves with the administration of some, but not all, antihypertensive drugs, and that such improvement appears to offer greater benefit clinically.

      In conjunction with the ISH Meeting in Chicago, an International Society of Hypertension Special Satellite Symposium (sponsored in part by us), chaired by Jay N. Cohn, M.D., Professor of Medicine in the Cardiovascular Division at the University of Minnesota and Chairman of our Scientific Clinical Advisory Board, was held on August 24-25, 2000. This symposium focused on the “Structure and Function of the Arterial Wall.” Key clinical research investigators from around the world presented the most recent information on this topic including the significance of the newest findings for both future research as well as new clinical applications. Eight of the presenters at this symposium are current users of the CR-2000 Research System.

      Through a grant-in-aid provided by us, the University of Minnesota sponsored a scientific meeting entitled, “International Symposium on Arterial Elasticity Measurement” during January 2000. In August 2000, we also sponsored a symposium chaired by Jay N. Cohn, M.D., that immediately followed the ISH meeting entitled “The Artery Wall: Structure and Function.” During November 2000, we sponsored a mini-symposium immediately preceding the American Heart Association meeting in New Orleans, again chaired by Dr. Cohn. These meetings brought together a renowned faculty of clinical research investigators, physicians and pharmaceutical company representatives, many of whom presented new clinical research data obtained using our CR-2000 Research System. Although we are competing in a worldwide market with five or six other firms that claim to have products which provide information regarding large artery elasticity, the scientists and physicians at this meeting praised our CR-2000 Research System for its accuracy, repeatability, ease-of-use and its unique ability to provide separate measurements of both the C1-large artery and C2-small artery elasticity indices.

CVProfilor® DO-2020 System

      On November 1, 2000, we obtained a 510(k) clearance from the FDA to market the CVProfilor® DO-2020 System in the U.S. for use by physicians and other health care providers to non-invasively screen patients for the presence of vascular disease. On March 16, 2001, we announced that a controlled launch of our FDA cleared CVProfilor® DO-2020 System was underway with the objective of validating pricing, marketing and reimbursement expectations within our U.S. target market of internal medicine, family practice and cardiology physicians prior to implementing a nationwide launch in July of 2001. During that controlled launch, we also introduced the CVProfilor® DO-2020 System to physicians at the following meetings: the American College of Cardiology (“ACC”) Meeting, held March 18-21 in Orlando, Florida; the Joint Annual Meeting of the American College of Physicians-American Society of Internal Medicine (“ACP-ASIM”), held March 29 to April 1, in Atlanta, Georgia; the American Society of Hypertension (“ASH”) Meeting, held May 15-19 in San Francisco, California; and the American Diabetes Association (“ADA”) Meeting, held June 22-24 in Philadelphia, Pennsylvania. During the course of our exhibition at these meetings, we conducted about 1,000 CVProfilesTM on physicians who expressed an interest in our medical device. These medical conferences also provided us with eight presentations featuring our HDI/PulseWaveTM CR-2000 Research System and two presentations featuring our CVProfilor® DO-2020 System, further supporting the importance of arterial elasticity measurement as a significant variable in cardiovascular disease evaluation, therapy and management.

      Capitalizing on the knowledge we gained during our fiscal year 2001 controlled launch of the CVProfilor® DO-2020, we introduced the CVProfilor® to physicians at both regional and national meetings, including the Sierra Heart Institute meeting in Olympic Valley, California held on September 28-29, 2001, the American Academy of Family Physicians (AAFP) held in Atlanta Georgia on October 4-7, 2001, the American College of Physicians, American Society of Internal Medicine (ACP-ASIM) meeting in Seattle, Washington on October 19-20, 2001, the Southern Medical Association (SMA) meeting held in Nashville Tennessee on November 8-10, 2001, the Vascular Biology Conference held in Nashville Tennessee on November 8-10, 2001, the American Heart Association (AHA) meeting held in Anaheim, California on November 11-14, 2001, the Florida Lipids Association (FLA) meeting held in Ponte Vedra Beach, Florida on November 15-18, 2001 and the Pri-Med South meeting held in Fort Lauderdale, Florida on February 21-22, 2002. At the American College of Cardiology (ACC) meeting held in Atlanta, Georgia on March 17-19, 2002 and at the Designs for Health meeting held in San Diego, California on April 5-6, 2002, we provided CVProfilesTM to physicians in the booth of a major international pharmaceutical firm.

      During the remainder of fiscal year 2002, we plan on attending the American College of Physicians, American Society of Internal Medicine (ACP-ASIM) meeting in Philadelphia, Pennsylvania to be held on April 11-13, 2002, the Designs for Health meeting to be held in Nashville, Tennessee on May 3-4, 2002, the Controversies in Cardiovascular Nutrition to be held at Stanford University Medical Center on May 4, 2002, the American Society of Hypertension (ASH) meeting to be held May 15-17, 2002 in New York, New York, the American Diabetes Association (ADA) meeting to be held in San Francisco, California on June 15-17, 2002, the Pri-Med Midwest meeting to be held in Rosemount, Illinois on June 20-22, 2002, and the combined meeting of the International Society of Hypertension and the European Society of Hypertension (ISH/ESH) meeting to be held in Prague, Czech Republic on June 23-27, 2002.

      In order to accelerate the rate of new technology acceptance in the medical marketplace, we are marketing the CVProfilor® DO-2020 System to physicians in the United States on a “per-patient-tested” rental basis. Utilizing a telephone modem incorporated within the CVProfilor® DO-2020 System instrument, we can receive telephonic transmissions from physician use of the Product to our Central Data Management Facility (“CDMF”). The CDMF is able to track Product utilization and to invoice physician customers based on the number of CVProfileTM Reports they perform in their medical offices and clinics each month. The per-test fee is recognized as revenue when we determine that collectibility is probable, which currently is upon cash receipt. We also charge a minimum monthly fee that equates to a minimum number of uses on each CVProfilor® DO-2020 System assigned to physicians and other health care providers. Once the minimum monthly utilization is achieved, a “per-patient-tested” charge applies to all additional uses within each month. We believe that a “per-patient-tested” marketing strategy has a number of significant advantages over the more traditional product “sales” strategies. A “per-patient-tested” rental program allows the physician to:

•	Immediately utilize our arterial elasticity assessment technology without a sizeable upfront capital outlay;

•	Obtain positive cash flow and/or a positive margin with their very first use of the CVProfilor® DO-2020 System;

•	Generate additional clinic revenues with little or no additional costs; and

•	Have access to state-of-the-art cardiovascular screening technology without the risk of product obsolescence, product maintenance or repair, or product down-time.

      We anticipate that this marketing approach will allow us to accelerate the rate of physician acceptance of the Product and to eventually generate the majority of our revenue based on more extensive CVProfilor® DO-2020 System utilization.

      The U.S. introduction of the CVProfilor® DO-2020 System is occurring in three phases. The first phase consisted of a controlled introduction to key opinion leaders in the U.S. that allowed us to develop a physician referral base and to verify and validate our strategic assumptions regarding: target markets, clinical applications, reimbursement parameters, market pricing and CDMF functionality. This introductory phase of our launch occurred from March to June, 2001. During the second phase of our launch coincidental with our 2002 and 2003 fiscal years, we have been focusing on marketing and education efforts involving U.S. physicians who risk stratify patients with cardiovascular disease and who evaluate individuals at risk for developing vascular disease. In an effort to encourage rapid acceptance of the CVProfilor® DO-2020 System, we are offering the System to physicians on a “per-patient-tested” billing basis. Invoices for physician use of the CVProfilor® DO-2020 System are generated based on the number of CVProfileTM Reports that are transmitted to our CDMF each month. During phase three of our launch which will occur during our 2004 fiscal year, we intend to increase our market penetration established in phase two and to expand our Product’s clinical application into additional specialty markets.

      We are currently using a core direct sales force to call on key cardiovascular opinion leaders and to establish distribution arrangements with independent and/or contract sales representatives and medical companies with complementary distribution networks. We plan to expand both our internal and our independent and/or contract sales representative sales network consistent with our capital availability and revenue growth. Long term, we intend to directly promote the CVProfilor® DO-2020 System to people at risk for developing cardiovascular disease through public relations materials, advertising and our Internet website (www.hdii.com).

CVProfilor® MD-3000 System

      Following receipt of CE Mark certification for the CVProfilor® MD-3000 System, we plan to utilize our network of independent international distributors to market it to cardiovascular specialists, cardiologists and primary care physicians for use in screening, diagnosing and monitoring the treatment of patients with cardiovascular disease within key international markets.

      Our primary focus will be on the use of our distribution network covering the European Union, Japan and China. The MD-3000 System will be sold to distributors who will re-sell and service it in their territory. Our distributors have the right to set the selling price of the MD-3000 System within their assigned territory.

      Distributor appointments are generally based on the distributor’s ability to manage the financial aspects of currency fluctuations, their demonstration of ethical conduct consistent with U.S. business practices, their ability to market to and support key differences in physician practice patterns, their ability to assist us in obtaining sufficient MD-3000 System reimbursement as necessary and appropriate in their assigned territory, and their ability to satisfy government regulations pertaining to use of medical devices that exist within their territory. We prefer that these be firms that distribute complementary cardiovascular or general medical products and that they have the ability to designate specialist support for marketing the MD-3000 System.

Engineering

      From May 1996 to April 2001, we relied upon Solutions Engineering, Inc. (“SEI”), an external contract engineering firm based in the suburbs of St. Paul, Minnesota, for the design, prototyping and technical support of the CR-2000 Research System and the CVProfilor® DO-2020 System. For more than a decade, SEI provided product design and development services to several U.S. and international clients in the medical device and high-tech industrial marketplaces. Further, to assist them in these endeavors, SEI developed unique and proprietary product development processes, procedures and software systems which they used to organize, document and track their client’s product design, development and production projects.

      During April 2001, we hired two former employees of SEI who had been instrumental in the design, development and ongoing technical support of our Products. Incidental to the hiring of those SEI employees, we also acquired certain assets of SEI including engineering tools (that is, software programs, electronic instruments and mechanical equipment), special engineering methodology, a unique quality system and standard business assets including office and engineering furniture and supplies. As a result, the Company has a design and development engineering team working in support of our Products. Having a Vice President — Engineering and a Director of Software Engineering as employees offers a substantially greater amount and much more responsive degree of hardware and software support for our current Products. In addition, their hiring provides us a core engineering function to provide essential technical assistance and a continuity of engineering support for future product redesign projects as well as the design and development capability for undertaking new technologies and products.

Production

      The design, development and integration of all of the components necessary to fabricate and manufacture our Product was undertaken on our behalf by a contract design engineering firm as mentioned herein above. We have been producing CR-2000 Research Systems within our manufacturing facility since November 1998. According to testing performed at TÜV Product Service, Inc., the CR-2000 Research System has been found to be in full compliance with all electromagnetic immunity and emissions requirements, and with the requirements for displaying the CE Mark. The CVProfilor® DO-2020 System was also evaluated by Underwriters Laboratories, Inc., and is UL listed with a license to display the UL label.

      On November 30, 1999, we announced that our Quality Assurance System was registered to ISO-9002, EN-46002 and ISO-13488 by TÜV Product Service, Inc. Our CR-2000 Research CardioVascular Profiling System now displays the “CE0123” mark, indicating that the CR-2000 Research System is certified for sale throughout the European Union and that the product complies with applicable electrical and mechanical safety standards.

      Currently, we manufacture all versions of the CardioVascular Profiling System within our facility located in Eagan, Minnesota. We receive and inspect all incoming component parts, inventory those components parts, undertake fabrication and assembly as required, and carefully and comprehensively test all complete System Instruments and Accessories. We then securely package and label Systems, and ship them throughout the U.S. and the world using facilities and equipment available in-house. All of these procedures are conducted in full compliance with the FDA’s Quality System Regulations (“QSR”). Further, the manufacturing facility is operated using a complete quality system approach which meets international standards and has been certified as being in compliance with ISO-9002, EN-46002 and ISO-13488 standards. Despite having a small production staff, we believe that we can accommodate current requirements and should be able meet anticipated future needs to manufacture, test, package and ship all versions of the Product within our in-house facility.

Competition

      Competition in the medical device industry is intense and many of our competitors have substantially greater financial, manufacturing, marketing, distribution and technical resources than we do. We compete directly with manufacturers of standard blood pressure cuff devices (called sphygmomanometers) which can be used to determine an ankle-brachial index, as well as many well-established companies manufacturing more elaborate and complex medical instruments. In addition, we are aware of other companies that are developing products which provide either a measurement of total or large artery compliance or elasticity (but not C2-small artery elasticity index) or a clinical surrogate for it.

      To the best of our knowledge and belief, there are no products which measure both C1-large and C2-small artery elasticity indices and which have yet obtained either a CE Mark or FDA clearance to market in the U.S. Further, we are not aware of any other products being developed or being marketed which appear capable of providing both C1 and C2 elasticity indices as does our Product.

      We are aware of six firms that are developing products that attempt to measure vascular elasticity and which may be viewed to a greater or lesser degree as competitive alternatives to our Products. These firms include: International Medical Device Partners (“IMDP”) located in Las Vegas, Nevada; Pulse Metric, Inc. (“PMI”) based in San Diego, California; AtCor Medical (formerly PWV Medical, Ltd.) based in Sydney, Australia; Specaway Pty. Ltd. (St. Pauls, New South Wales, Sydney, Australia); Novacor (Paris, France); and Colson/ Dupont Medical (Pantin, France).

      Only one of these companies, IMDP, offers a device which, to date, has been cleared by the FDA. The CardioVisionTM device requires the purchase of a separate personal computer (and the use of special software) which needs to be connected to the device in order to have a working system. Further, this device only provides an elasticity measurement of the single large artery directly under an upper-arm blood pressure cuff unlike our Products which provide systemic elasticity indices of both large and very small arteries throughout the entire body. Another company, PMI, has a monitor which has only been cleared by the FDA for determining standard blood pressure measurements. However, the device can output blood pressure data to a computer which can then forward the data to PMI’s facilities in San Diego where it is analyzed to determine certain parameters including total or large artery compliance or elasticity. It has been determined that PMI has not been cleared by the FDA to generate these parameters since the FDA does not regulate such centralized computer operations.

Government Regulation

      Medical devices such as our CVProfilor® DO-2020 System are subject to strict regulation by state and federal authorities, including the FDA and comparable authorities in certain states. Under the 1976 amendments to the Federal Food, Drug and Cosmetic Act (the “FDCA”) and the regulations promulgated thereunder, manufacturers of medical devices are required to comply with very specific rules and regulations concerning the testing, manufacturing, packaging, labeling and marketing of medical devices. Failure to comply with the FDCA and any applicable regulatory requirements could result in, among other things, civil and criminal fines, product recalls, detentions, seizures, injunctions and criminal prosecutions.

      Before a new medical device may be introduced into the U.S. market, the manufacturer must obtain prior authorization from the FDA. This authorization is based on a review by the FDA of the medical device’s safety and effectiveness for its intended uses. Medical devices may be authorized by the FDA for marketing in the U.S. either pursuant to a 510(k) Pre-Market Notification (“510k”) submission or a Premarket Approval (“PMA”) application. The process of obtaining clearances or approvals from the FDA and other applicable regulatory authorities can be expensive, uncertain and time consuming, frequently requiring several years from the commencement of clinical trials or submission of data to regulatory acceptance.

      On November 1, 2000 we were granted authorization to market our CVProfilor® DO-2020 System pursuant to a 510(k) submission. FDA clearances and approvals often include significant limitations on the intended uses for which a product may be marketed. FDA enforcement policy strictly controls and prohibits the promotion of cleared or approved medical devices for non-approved or “off-label” uses. In addition, product clearances or approvals may be withdrawn for failure to comply with regulatory standards or the occurrence of unforeseen problems following initial marketing.

      Federal, state and foreign regulations regarding the manufacture and sale of healthcare products and medical devices are subject to future change. We cannot predict what material impact, if any, these changes might have on our business. Future changes in regulations or enforcement policies could impose more stringent requirements on us, compliance with which could adversely affect our business. These changes may relax certain requirements, which could prove beneficial to our competitors and thus adversely affect our business. In addition, regulations of the FDA and state, federal and foreign laws and regulations depend heavily on administrative interpretations, and we cannot assure you that future interpretations made by the FDA, or other regulatory authorities, with possible retroactive effect, will not adversely affect us.

      In addition to the regulations directly pertaining to us and our products, many of our health care provider customers and potential customers are subject to extensive regulation and governmental oversight. Regulatory changes in the healthcare industry that adversely affect the business of our customers could have a material adverse effect on our business, financial condition and results of operations.

      We can give no assurance that we will be able to obtain additional necessary regulatory clearances or approvals in the U.S., or internationally, on a timely basis, if ever. Delays in the receipt of, or failure to receive, these clearances or approvals, or failure to comply with existing or future regulatory requirements would have a material adverse effect on our business, financial condition and results of operations.

Reimbursement

      We anticipate that most revenue affiliated with physician use of the CVProfilor® DO-2020 System will ultimately be derived from insurance coverage and third party payers. The payer marketplace includes commercial insurers, Blue Cross/Blue Shield plans and Health Maintenance Organizations (“HMOs”), Medicare and other federally funded programs, and “self-pay” plans. Each payer establishes its own coverage and payment policies resulting in a range of payments and coverage decisions. Physician reimbursement is an important aspect in the CVProfilor® DO-2020 System’s success. Without adequate levels of reimbursement, physicians may be reluctant to even try the CVProfilor® DO-2020 System. There is no assurance that adequate third party reimbursement for the CVProfilor® DO-2020 System will be sustainable at present, or in the future.

      The Health Care Financing Administration (“HCFA”), a division of the U.S. Department of Health and Human Services (“HHS”), has established three levels of coding for health care products and services as follows:

•	Level I, Current Procedural Terminology (“CPT”) codes for physicians’ services;

•	Level II, National Codes for supplies and certain services; and

•	Level III, local codes.

      The coding system applicable to the CVProfilor® DO-2020 System is Level I. Insurers require physicians to report their services using the CPT coding system.

      Having achieved FDA 510(k) clearance to market the CVProfilor® DO-2020 System, we are able to work with the American Medical Association (“AMA”) to determine whether the CVProfilor® DO-2020 System fits within any existing CPT codes or whether it requires a new code application or code revision. In the event the AMA determines that none of the existing CPT codes are appropriate for the CVProfilor® DO-2020 System, we believe that it may take two or more years to obtain a CVProfilor® DO-2020 System technology-specific CPT code. During this time, physicians may be required to use a “miscellaneous” code for patient billing purposes, although the level of reimbursement they receive, if any, will depend on each individual payer’s assessment of the procedure. Our inability to obtain third party reimbursement and/or direct patient payment for the CVProfilor® DO-2020 System would have a material adverse effect on our business.

Patents and Proprietary Technology

      Our success depends, in part, on our ability to maintain patent protection for our Product and processes, to preserve our trade secrets and to operate without infringing the property rights of others. We are the exclusive assignee of seven issued U.S patents, and we have obtained an exclusive license to utilize the intellectual property described within four other U.S. patents from the Regents of the University of Minnesota. Additionally, there are three issued patents (one each by Europe, Hong Kong and Japan) which also describe technology involving our Product and which offer us some further protection. These fourteen patents relate to our blood pressure waveform analysis procedures, our cardiovascular profiling technology, the non-invasive determination of cardiac output, and the overall technology and operation of our Product. The license from the University of Minnesota expires with the term of their patents (currently expected to be during 2016). One or more patent applications relating to these United States issued patents are currently pending in Germany, France and the United Kingdom. We also have several patent applications that are being drafted or that may have been submitted regarding other aspects and components of our Product. We can give no assurance that our current patents and licenses will provide a competitive advantage, that the pending applications will result in patents being issued, or that our competitors will not design around any patents or licenses issued to us.

      Besides seeking additional patents, we intend to rely to the fullest extent possible on trade secrets, proprietary “know-how” and our ongoing endeavors involving product improvement and enhancement. We can give no assurance that nondisclosure agreements and invention assignment agreements which we have or will execute will protect our proprietary information and know-how or will provide adequate remedies in the event of unauthorized use or disclosure of that information, or that others will not be able to independently develop that information.

University of Minnesota Research and License Agreement

      On September 23, 1988, we entered into a Research and License Agreement (the “License Agreement”) with the University of Minnesota (the “University”) pursuant to which the University granted to us an exclusive, worldwide license under the patents that relate to our Product for diagnostic, therapeutic, monitoring and related uses. The License Agreement is subject to any rights retained by the U.S. government, pursuant to U.S. law and regulations, in the patents and licensed technologies in connection with any U.S. government funding of the University’s research of the license technology. The License Agreement expires with the last to expire of the patents related to the licensed technology (currently expected to be during 2016). We also have the right to grant sub-licenses under the University’s patents.

      In consideration of the License Agreement, we conducted expanded clinical trials of arterial compliance technology and are continuing to use our best efforts to develop commercial medical devices. We must pay a royalty on revenue from commercialization of our Product (or future products, which incorporate the licensed arterial compliance technology), in the amount of three percent (3%) of gross revenue (less certain reductions, such as damaged and returned goods).

Employees and Consultants

      As of June 4, 2002, we employ 17 full-time employees which includes 4 employees in sales positions who are not based at our corporate headquarters in Eagan, Minnesota. We anticipate hiring additional employees during the next 12 to 18 months primarily in the areas of sales and marketing. We believe that our employee relations are good.

      In addition to vendors under contract to us for specific product-related tasks and the fabrication of components in accordance with our technical specifications, we have ongoing consultant relationships with several experts including the following:

•	several experts in regulatory affairs and FDA matters;

•	Jay N. Cohn, M.D., as our Chief Medical Consultant;

•	Stanley M. Finkelstein, Ph.D., as our Chief Technical Consultant;

•	consulting firms for marketing communications;

•	consulting firms for third party reimbursement; and

•	several consulting experts regarding sales and marketing activities.

      We may retain additional consultants as necessary to accommodate our need for experts in selected areas of product-related endeavors and other business matters.

USE OF PROCEEDS

      Because we are not issuing the Class B Warrants for cash, we will receive no direct proceeds from this Class B Warrant offering. However, we will receive proceeds from the exercise of the Class A Warrants. We intend to use the proceeds from the exercise of the Class A Warrants, in order of priority, for marketing and sales, working capital, purchases of equipment and Product assembly, research and development, repayment of debt and other general corporate purposes. Pending the uses specified above, we will invest any balance of the Class A Warrants proceeds in short-term, high quality interest bearing investments.

PLAN OF DISTRIBUTION

      We are offering the Class B Warrants to the eligible holders of our Class A Warrants without reliance upon an independent investment banker or underwriter. We intend to distribute copies of this prospectus to the record holders of our Class A Warrants promptly following the effective date of the registration statement of which this prospectus forms a part. Any eligible Class A Warrant holder who desires to obtain a Class B Warrant must properly exercise the holder’s Class A Warrant on or before 5:00 p.m. Central Time on August 7, 2002. Upon such timely exercise, we will issue the Class A Warrant holder one Class B Warrant for each eligible Class A Warrant properly exercised.

      In order to be considered an eligible holder of a Class A Warrant and entitled to participate in this offering, Class A Warrant holders who reside in any state other than Ohio and Texas must also hold at least one share of our Common Stock. Further, Class A Warrant holders who do not qualify as institutional investors (as that term is defined by California laws and regulations) and who reside in California are not eligible to participate in this offering.

      Our employees, officers or directors may solicit exercises by Class A Warrant holders, but these persons will not receive any commissions or compensation for their services, other than their normal employment compensation. We will pay no dealers’ fees or finders’ fees in connection with this offering of the Class B Warrants.

DESCRIPTION OF SECURITIES

      We are authorized to issue 25,000,000 shares of Common Stock, par value $.01. As of June 4, 2002, 6,240,381 shares of Common Stock were outstanding. We also are authorized to issue 5,000,000 shares of Preferred Stock, $.01 par value. However, as of the date of this offering, we have not issued any shares of Preferred Stock.

      Common Stock. Each share of Common Stock is entitled to one vote on all matters submitted to a vote of the shareholders. Shareholders do not have cumulative voting rights. The absence of cumulative voting rights means that the holders of a majority of the outstanding shares of Common Stock can elect all the directors then standing for election.

      Subject to the rights and preferences of any Preferred Stock, each share of Common Stock has an equal and ratable right to receive dividends legally declared by our Board of Directors, out of any funds legally available for the payment thereof. In the event of our liquidation, dissolution or winding up, after satisfaction of amounts payable to creditors and distribution to the holders of outstanding Preferred Stock, if any, of amounts to which they may be preferentially entitled, holders of the Common Stock are entitled to share ratably, on a per share basis, in the assets available for distribution to the shareholders.

      Holders of Common Stock are not entitled to conversion or preemptive rights. All outstanding shares of Common Stock are, and when issued, the shares of Common Stock issued in connection with this offering will be, fully paid and nonassessable.

      Preferred Stock. We currently have 5,000,000 shares of $.01 par value Preferred Stock. In the future, our Board of Directors may establish one or more classes or series from this Preferred Stock and may fix the relative rights and preferences of each such class or series, including, but not limited to, fixing the relative voting rights, if any, of each such class or series to the full extent permitted by law.

      Any undesignated shares of Preferred Stock which may be issued may have disproportionately high voting rights or class voting rights, may be convertible into Shares, and may rank prior to the Shares as to payment of dividends and to the distribution of assets upon liquidation or dissolution.

      The consent of the holders of our Common Stock is not required for any such issuance of the undesignated shares of Preferred Stock. The existence of the undesignated shares may have the effect of discouraging an attempt, through acquisition of a substantial number of Shares to acquire control of the Company, with a view to effecting a merger, sale or exchange of assets or similar transaction. The Board of Directors, without shareholders’ approval, can issue shares of classes of Preferred Stock with voting conversion rights, which could adversely effect the voting power of the Shares.

      Units. Each Unit consists of one share of Common Stock and one Class A Warrant. Each Class A Warrant is subject to the term and conditions set forth in the Warrant Agreement and generally applicable to the Class A Warrants. Each share of Common Stock entitles the holder to the same rights and privileges as all other holders of Common Stock. The Class A Warrant and the share of Common Stock are transferable separately commencing July 22, 1998.

      The Units are in registered form and may be presented for transfer, exchange or exercise at the office of the Warrant Agent. The Units are listed on The Nasdaq SmallCap Market under the symbol “HDIIU.”

      Class A Warrants. The Class A Warrants were issued under and are governed by the provisions of a Warrant Agreement (the “Class A Warrant Agreement”) between the Company and US Bank, N.A. (formerly Firstar Bank, N.A.) as Warrant Agent (the “Warrant Agent”). The Class A Warrant Agreement was amended as of January 23, 2001 to reduce the exercise price of the Class A Warrant from $5.50 to $5.15 per share of our Common Stock issuable upon exercise of the Class A Warrant. The Class A Warrant Agreement was amended again as of June 6, 2002 to reduce the exercise price of the Class A Warrant from $5.15 to $1.80 per share of our Common Stock issuable upon exercise of the Class A Warrant and to extend the expiration date of the Class A Warrant from July 22, 2002 to August 7, 2002.

      The following summary of the Class A Warrant Agreement is not complete, and is qualified in its entirety by reference to the Class A Warrant Agreement and each amendment thereto. A copy of the Class A Warrant Agreement has been filed as an exhibit to the Registration Statement on Form SB-2 (File No. 333-53025) filed on May 19, 1998; a copy of the first amendment was filed as an exhibit to a Current Report on Form 8-K dated January 23, 2001; and a copy of the second amendment to the Class A Warrant Agreement was filed as an exhibit to a Current Report on Form 8-K dated June 6, 2002.

      One Class A Warrant entitles the holder thereof to purchase one share of our Common Stock prior to August 7, 2002, subject to earlier redemption, provided that at such time a current prospectus relating to the shares of Common Stock issuable upon exercise of the Class A Warrants is effective and the issuance of such shares of Common Stock is qualified for sale or exempt from qualification under applicable state securities laws. The Company has extended the expiration date of the Class A Warrants from July 22, 2002 to August 7, 2002. Each Class A Warrant will be exercisable at an exercise price of $1.80 per share of Common Stock, subject to adjustment in certain events.

      The Class A Warrants are subject to redemption by the Company for $.01 per warrant at any time commencing after October 20, 1998, provided that the closing bid price of our Common Stock exceeds $6.50 (subject to adjustment) for 14 consecutive trading days. Written notice must precede redemption by 30 days and must be sent within 10 business days of the 14 consecutive trading day period. In addition, a current prospectus covering the shares of Common Stock issuable upon the exercise of the Class A Warrants must then be effective under the Securities Act. For purposes of the redemption, the closing bid price of our Common Stock, if quoted on The Nasdaq SmallCap Market and, if the shares are listed on a national securities exchange, shall be determined by the last reported sale price on the primary exchange on which shares of our Common Stock are traded. Upon redemption, holders of Class A Warrants will automatically forfeit all rights thereunder except the right to receive the $.01 redemption price per Warrant unless the Class A Warrants are exercised before they are redeemed.

      The Class A Warrant holders are not entitled to vote, receive dividends or exercise any of the rights of Common Stock shareholders for any purpose. The Class A Warrants are in registered form and may be presented for transfer, exchange or exercise at the office of the Warrant Agent. The Class A Warrants are listed on The Nasdaq SmallCap Market under the symbol “HDIIW.”

      The Class A Warrant Agreement provides for adjustment of the exercise price and the number of shares of Common Stock purchasable upon exercise of the Class A Warrants to protect the Class A Warrant holders against dilution in certain events, including stock dividends, stock splits, reclassification, and any combination of shares, or the merger, consolidation, and any combination of shares, or the merger, consolidation, or disposition of substantially all the assets of the Company.

      The Class A Warrants may be exercised upon surrender of the certificate therefor on or prior to the expiration date (or earlier redemption date) at the offices of the Warrant Agent, with the form of “Election to Purchase” on the reverse side of the certificate properly completed and executed as indicated, accompanied by payment of the full exercise price (by certified or cashier’s check payable to the order of the Company) for the number of Class A Warrants being exercised.

      Class B Warrants. The Class B Warrants were issued under and are governed by the provisions of a Warrant Agreement (the “Class B Warrant Agreement”) between us and U.S. Bank, N.A. (formerly Firstar Bank, N.A.) as Warrant Agent (the “Warrant Agent”). The Class B Warrant Agreement was amended as of March 13, 2001 to reduce the exercise price of the Class B Warrant from $9.00 to $5.85 per share of our Common Stock issuable upon exercise of the Class B Warrant. The Class B Warrant Agreement was amended again as of June 6, 2002 to reduce the exercise price of the Class B Warrant from $5.85 to $2.00 per share of our Common Stock issuable upon exercise of the Class B Warrant.

      The following summary of the Class B Warrant Agreement is not complete, and is qualified in its entirety by reference to the Class B Warrant Agreement and each amendment thereto. A copy of the Class B Warrant Agreement has been filed as an exhibit to the Registration Statement on Form S-3 (File No. 333-563200); a copy of the first amendment to the Class B Warrant Agreement was filed as an exhibit to a Current Report on Form 8-K dated March 13, 2001; and a copy of the second amendment to the Class B Warrant Agreement has been filed as an exhibit to a Current Report on Form 8-K dated June 6, 2002.

      One Class B Warrant entitles the holder thereof to purchase one share of Common Stock prior to January 23, 2006, subject to earlier redemption, provided that at such time a current prospectus relating to the shares of Common Stock issuable upon exercise of the Class B Warrants is effective and the issuance of such shares of Common Stock is qualified for sale or exempt from qualification under applicable state securities laws. Each Class B Warrant will be exercisable at an exercise price of $2.00 per share of Common Stock, subject to adjustment in certain events.

      The Class B Warrants are subject to redemption by us for $.01 per warrant at any time provided that the closing bid price of our Common Stock exceeds $13.50 (subject to adjustment) for five consecutive trading days during the term of the Class B Warrants. Written notice must precede redemption by 30 days. In addition, a current prospectus covering the shares of Common Stock issuable upon the exercise of the Class B Warrants must then be effective under the Securities Act. For purposes of the redemption, the closing bid price of our Common Stock, if quoted on The Nasdaq SmallCap Market and, if the shares are listed on a national securities exchange, shall be determined by the last reported sale price on the primary exchange on which shares of our Common Stock are traded. Upon redemption, holders of the Class B Warrants will automatically forfeit all rights thereunder except the right to receive the $.01 redemption price per warrant unless the Class B Warrants are exercised before they are redeemed.

      The Class B Warrant holders are not entitled to vote, receive dividends or exercise any of the rights of Common Stock shareholders for any purpose. The Class B Warrants are in registered form and may be presented for transfer, exchange or exercise at the office of the Warrant Agent. The Class B Warrants are listed on The Nasdaq SmallCap Market under the symbol “HDIIZ.”

      The Class B Warrant Agreement provides for adjustment of the exercise price and the number of shares of Common Stock purchasable upon exercise of the Class B Warrants to protect warrant holders against dilution in certain events, including stock dividends, stock splits, reclassification, and any combination of shares, or the merger, consolidation, and any combination of shares, or the merger, consolidation, or disposition of substantially all of our assets.

      The Class B Warrants may be exercised upon surrender of the certificate therefor on or prior to the expiration date (or earlier redemption date) at the offices of the Warrant Agent, with the form of “Election to Purchase” on the reverse side of the certificate properly completed and executed as indicated, accompanied by payment of the full exercise price (by certified or cashier’s check payable to the order of the Company) for the number of Class B Warrants being exercised.

DESCRIPTION OF OTHER SECURITIES

      On March 27, 2002, we completed the private placement of 8% Convertible Notes due March 27, 2005 in the principal amount of $2,000,000 (the “Notes”). The principal amount of the Notes is convertible into shares our Common Stock at a per share conversion price of $2.5072 as of March 27, 2002; if the entire principal amount of the Notes was converted as of March 27, 2002, the holders thereof would be entitled to approximately 797,703 shares of our Common Stock. However, this conversion price is subject to downward adjustment whenever the closing bid price of our Common Stock is less than $2.5072 for any twenty consecutive trading days. A downward adjustment in the conversion price would result in a greater number of shares of our Common Stock being issuable upon conversion of the Notes. In the event of an adjustment to the conversion price of the Notes, the adjusted conversion price will be eighty percent (80%) of the average of the closing bid prices of our Common Stock on the last five trading days of any consecutive twenty trading day period triggering the adjustment.

      While there is no limit on the number of shares issuable upon conversion of the Notes, the holders thereof have agreed that, until the shareholders of the Company approve of the private placement transaction and issuance thereunder, the Notes may not be converted into more than 1,178,246 shares of our Common Stock. We have agreed to solicit the approval of our shareholders for the private placement and for issuances in excess of 1,178,246 shares of our Common Stock upon conversion of the Notes at the earlier of: (a) the next regularly scheduled annual meeting of shareholders (estimated to be December, 2002) or (b) when the adjusted conversion price of the Notes would result in greater than 1,178,246 shares being issuable upon conversion of the Notes. If our shareholders do not approve of the private placement or issuances in excess of 1,178,246 shares of our Common Stock upon conversion of the Notes, the holders of the Notes could require repayment of the Notes and accrued interest, to the extent the Notes have not already been converted.

      In addition to the Notes issued in the March 2002 private placement, we also issued warrants to purchase 250,000 shares and 100,000 shares of our Common Stock at exercise prices of $3.3925 and $3.245, respectively (the “March Warrants”). The March Warrants are not exercisable to the extent that the issuance of our Common Stock upon exercise would result in beneficial ownership by the holder and its affiliates of more than 4.99% of the outstanding shares of Common Stock of the Company on such date. This restriction on exercisability may be revoked upon seventy-five (75) days prior notice from the March Warrant holder to the Company.

      As of June 4, 2002, there were 6,240,381 shares of our Common Stock issued and outstanding. Of these outstanding shares, 40,000 shares of our Common Stock are subject to restrictions on sale or disposition described in that certain Letter Agreement dated as of October 19, 2001 by and between the Company and Jens Dalsgaard, The Anthony D. and Leslie T. Altavilla Revocable Trust, UTA 03/06/2001 and Jeff Lamberson; the restrictions on these 40,000 shares of our Common Stock expire on July 9, 2002, unless earlier removed by us in our discretion. All other outstanding shares are either freely tradable or eligible for sale under either Rule 144 or Rule 144K.

      We also have 2,695,437 shares of our Common Stock purchasable through the exercise of outstanding options and warrants, exercisable at per share exercise prices ranging from $1.70 to $10.00 and there are 356,144 shares purchasable through the exercise of outstanding private placement and underwriter warrants at an exercise price of $4.95 per warrant.

      As of June 4, 2002, there are 2,356,073 shares of our Common Stock purchasable through the exercise of the Class A Warrants at an exercise price of $1.80 per Class A Warrant. As of June 4, 2002, there are 395,618 shares of our Common Stock purchasable through the exercise of the Class B Warrants at an exercise price of $2.00 per Class B Warrant. As a result of this Class B Warrant offering, up to 2,751,691 shares of our Common Stock will be purchasable through the exercise of the Class B Warrants. Moreover, we have registered all the shares of our Common Stock purchasable through our 1995 Long-Term Incentive and Stock Option Plan and our 1998 Stock Option Plan. We have also registered 2,356,073 shares purchasable through the exercise of our Class A Warrants, 47,260 shares purchasable through the exercise of private placement warrants, 395,618 shares purchasable through the exercise of our Class B Warrants, 308,884 shares purchasable through the exercise of an underwriter’s warrant and 1,321,257 shares purchasable through the exercise of stock options and warrants.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      The following general discussion summarizes the material United States Federal Income Tax consequences to shareholders relating to this offering of Class B Warrants. This discussion is a summary for general information purposes only, and is based upon the Internal Revenue Code of 1986, as amended, applicable Treasury Regulations, and judicial and administrative interpretations of the Code and Regulations, all as in effect on the date of this prospectus. Each shareholder should be aware that the Code, the Regulations and any interpretation thereof are subject to change and that any change could be applied retroactively. This summary does not discuss all aspects of federal income taxation that may be relevant to particular shareholders in light of their personal investment circumstances or to certain types of shareholders subject to special treatment under the federal income tax laws (for example, banks, insurance companies, tax-exempt entities and foreign taxpayers). This discussion is limited to our Class A Warrant holders who have held our Common Stock as a capital asset within the meaning of the Code.

      This summary also does not discuss any aspects of state, local or foreign tax laws. Shareholders are urged to consult their own tax advisors to determine the tax consequences that may be relevant to each of them in connection with the acquisition of Class B Warrants in this offering.

      Receipt of the Class B Warrants. No gain or loss will be recognized by our shareholders upon receipt of the Class B Warrants.

      Shareholder Basis in the Class B Warrants. The basis of the Class B Warrants received in connection with the exercise of the Class A Warrants will most likely be zero. If, however, either (i) the fair market value of the Class B Warrants on the date that they are distributed is 15% or more of the fair market value of the shares of our Common Stock with respect to which they are received or (ii) the shareholder elects, as part of the shareholder’s Federal Income Tax return for the taxable year in which the rights are received, to allocate basis, then part of the shareholder’s basis in shares of our Common Stock will be allocated between the our Common Stock and the Class B Warrants in proportion to the fair market value of each on the date of this offering.

      Lapse of the Class B Warrants. Class B Warrant holders who allow the Class B Warrants received by them to lapse will not recognize any gain or loss.

      Exercise of the Class B Warrants; Basis and Holding Period of Shares and the Class B Warrants. Class B Warrant holders will not recognize any gain or loss upon the exercise of the Class B Warrants. The basis of our Common Stock acquired through exercise of the Class B Warrants will be equal to the sum of the price paid therefor and the basis in the Class B Warrant, if any. A shareholder’s holding period for our Common Stock acquired through exercise of the Class B Warrants will begin on the date the Class B Warrants are exercised.

      Sale of Warrants. A sale of the Class B Warrants will result in the recognition of capital gain or loss in an amount equal to the difference between the amount realized on the sale and the Class B Warrant holder’s adjusted basis in the Class B Warrant. The gain or loss will be classified as long-term capital gain or loss if the Class B Warrant holder held the Class B Warrants for more than twelve months. If the Class B Warrants were held for less than twelve months, the gain or loss will be a short-term gain or loss.

      Sale of Shares. A sale of the shares of our Common Stock acquired through the exercise of the Class B Warrants will result in the recognition of capital gain or loss in an amount equal to the difference between the amount realized on the sale and the shareholder’s adjusted basis in our Common Stock. The gain or loss will be classified as long-term capital gain or loss if the shareholder held the shares for more than twelve months. If the shares were held for less than twelve months, the gain or loss will be a short-term gain or loss.

LEGAL OPINIONS

      Lindquist & Vennum P.L.L.P. will issue an opinion about the legality of the securities offered by this prospectus.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited our financial statements included in our Annual Report on Form 10-KSB for the year ended June 30, 2001 as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

INDEMNIFICATION

      Our articles of incorporation, as amended, eliminate or limit certain liabilities of our directors, officers, employees and agents in certain instances. Insofar as exculpation of, or indemnification for, liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been informed that, in the opinion of the Securities and Exchange Commission, the exculpation or indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     No dealer, salesperson or other individual has been authorized to give any information or to make any representations other than those contained in this prospectus and any prospectus supplement in connection with the offering made hereby, and, if given or made, that information or representations must not be relied upon as having been authorized by us. This prospectus and any prospectus supplement do not constitute an offer to sell, or solicitation of an offer to buy, any securities offered hereby to any person in any jurisdiction where the offer or solicitation would be unlawful. Neither the delivery of this prospectus and any prospectus supplement nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof.

2,356,073 Redeemable

Class B Warrants
to Purchase
Common Stock

Hypertension Diagnostics, Inc.

PROSPECTUS

June 6, 2002